248.


05005734

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: WorleyParsons Limited

*CURRENT ADDRESS: Level 7, 116 Miller Street
North Sydney, NSW 2060
PO Box 1812, North Sydney
NSW 2059 Australia

**FORMER NAME: ____________

**NEW ADDRESS: ____________

FILE NO. 82- 34858 FISCAL YEAR 6/30/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT : 2/11/05


Worley
| HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | POWER, WATER & DEVELOPMENTS |
WORLEY
ANNUAL REPORT 2004


18
COUNTRIES
4,500
PROJECT SERVICES PERSONNEL

CONTENTS

WORLEY GROUP LIMITED ACN 096 090 158

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

PLACE North Sydney Harbourview Hotel, 17 Blue Street, North Sydney NSW 2060, Bradfield Rooms

DATE Monday, 15 November 2004

TIME 2.00 pm

Worley is a leading provider of Professional Services to the Energy, Resource and Complex Process Industries.

Worley is organised into four key sectors: Hydrocarbons, Minerals, Metals & Chemicals, Industrial & Infrastructure, and Power, Water & Developments.

At the core of our success is our ability to deliver for clients throughout the world. In both projects and alliances we are known for our use of inventive approaches, technologies and teaming to deliver superior results.

HYDROCARBONS

Expanding international reputation as a provider of design and project services to the oil and gas, refining and petrochemical industries.

MINERALS, METALS & CHEMICALS

Providing quality design and project services to the minerals, metals and chemicals industries; particular recognition for the design of complex processing plants.

INDUSTRIAL & INFRASTRUCTURE

Providing integrated infrastructure services to the resources and energy sectors, as well as markets where Worley has a proven technological advantage.

POWER, WATER & DEVELOPMENTS

Expanding specialist power and water capabilities to invest in and develop niche infrastructure projects that enable clients to deliver their mandates.

2000

2001

2002

2003

2004

I am pleased to report that this year has once again seen the Worley Group deliver excellent results on all important fronts – financial performance, project delivery, diversification and health, safety & environmental performance.

Worley's business is becoming increasingly diversified across geographic regions, industry sectors and in terms of client relationships. We continue to prosper through our dedication, our experience and our adaptability to the sometimes difficult situations in which we work.

Dear Shareholder,

This solid yet innovative approach has stood us in good stead internationally.

SAFETY RECORD

The increasingly global nature of our business and the industries in which we operate frequently places our people in extremely challenging environments. The safety of our people is always of paramount importance and we have stringent measures in place to minimise the risk of accident or injury while actively monitoring developments. We have taken care to ensure that when Worley personnel are called upon to do vital work in war-torn areas, such as Iraq, they have the best protection.

We are proud of the magnificent work undertaken in these difficult conditions and will continue to provide the support systems necessary to achieve a safe outcome.

WORLEY WAS INCLUDED IN THE


ASX/S&P
200 INDEX

IN MARCH 2004

FINANCIAL PERFORMANCE

The company has declared a fully franked final dividend of 6.5 cents per share to be paid on 30 September 2004 bringing the full year dividend to 12 cents per share.

Despite the challenges presented by an unstable Middle East and a stronger Australian dollar, but helped by strong commodity prices positively impacting project activity, Worley has achieved record levels of revenue and double-digit profit growth in the year to 30 June 2004.

Net profit after tax increased by 18.8% to 30.7 million.

Aggregated revenue was $514.8 million, a 8.5% increase on 2003. Total shareholder return of 48% was achieved which compares well with the average result for companies in the ASX 200 of 21%.

Underpinning the group's outstanding financial performance was the continued strong performance of our Hydrocarbons Customer Sector Group (CSG) which, supported by strong, sustainable growth of our Minerals, Metals & Chemicals CSG, underpinned the company's financial performance.

Our continued growth was reflected by the company's inclusion in March 2004 in the ASX/S&P 200 Index – a significant milestone which reflects our growth to be one of the top 200 Australian companies on ASX by market capitalisation. Worley has a sound balance sheet with good cash reserves and is strategically positioned to deliver continued growth.

BUSINESS DEVELOPMENTS

Worley has continued to leverage off its strong international presence as our business becomes increasingly global. This is a direct result of our long-term, organic growth strategy to access the very large overseas markets in which we operate. Already more than 50% of our revenue is derived from international sources with the exceptionally strong performance of a number of locations, particularly our USA operations.

This strategy is typified by our success in being awarded a major contract for the rebuilding of Iraq, valued at up to $A1.04 billion. Worley is a key member of a joint venture with Parsons Corporation and Parsons E&C which is executing a major contract to rebuild the oil infrastructure in the northern region of Iraq, the largest contract in Iraq won to date by an Australian company.

This success is an excellent example of our strategy to form strategic relationships that enable us to expand the scope and scale of the services we offer. Our partnership with Parsons E&C has developed over a number of years and its strength reflects the complementary nature of our operations and the synergies that our combined force generates for both groups.

We currently operate in 18 countries and employ more than 4,500 people.

TOTAL SHAREHOLDER RETURN OF 48% IN 2004

CORPORATE GOVERNANCE

The Board believes it is important that Worley's team is united by a clear set of values that emphasises Worley's culture of strong corporate governance. For this reason, the Board of Directors has published the Corporate Governance Code and Board Charter to ensure that Worley promotes the highest standards of corporate governance. The Board understands that we set the example of ethical and responsible decision making for the entire Worley team.

Worley has reviewed and modified its existing policies and codes and corporate governance practices to reflect developments in Australia and internationally in governance practice.

The Directors work with our excellent executive team to set strategic direction and monitor the business on behalf of shareholders. The executive team understand that Worley's culture of corporate governance will enhance our business operation and success. It is in this spirit that the Board ensures that Worley maintains its commitment to all Worley's customers, employees and suppliers and to the welfare of the communities in which Worley operates.

Overall, we expect the strong performance of Worley to continue in 2005.

JOHN SCHUBERT
CHAIRMAN



GROUP FINANCIAL HIGHLIGHTS

$m	2000	2001	2002	2003	2004	Growth 2003
Aggregated revenue*	214.3	313.8	437.8	474.4	514.8	8.5%
EBITDA	13.2	24.2	33.5	41.5	49.0	18.2%
EBIT	7.2	17.6	25.9	32.1	40.4	25.7%
EBIT margin	3.3%	5.6%	5.9%	6.8%	7.9%	
Net profit			17.7	25.9	30.7	18.8%
Net profit margin			4.0%	5.5%	6.0%	
Return on equity			26.0%	23.0%	24.0%	
Basic EPS normalised** (cents per share)			16.3	20.4	22.9	12.3%
Basic EPS (cents per share)			13.6	18.1	20.6	13.8%

* Aggregated revenue includes revenue from associates and excludes pass through procurement services for nil margin
** Normalised for the amortisation of intangibles

Aggregated Revenue $m


$214.3
$313.8
$437.8
$474.4
$514.8
$500
$400
$300
$200
$100
2000
2001
2002
2003
2004

8.5%
GROWTH ON 2003

EBIT $m


$7.2
$17.6
$25.9
$32.1
$40.4
$45
$35
$25
$15
$5
2000
2001
2002
2003
2004

25.7%
GROWTH ON 2003

EBIT Margin


3.3%
5.6%
5.9%
6.8%
7.9%
10%
8%
6%
4%
2%
2000
2001
2002
2003
2004

This was a watershed year for Worley, our second as a listed company. During the year we continued to implement our strategy; we experienced a number of significant new contract wins; we increased Worley's global reach; and delivered another strong financial performance.

This was also the year Worley came of age as a significant force in the global project services sector as a key partner in a consortium executing a major project to reconstruct Iraqi oil & gas infrastructure – the largest contract yet awarded to an Australian company.

HEALTH, SAFETY AND ENVIRONMENT (HS&E)

Performance in the areas of health, safety and environment are a vitally important aspect of our business. Our primary target in this area is zero harm. Worley's Lost Time Injury Frequency (LTIF) for the 2004 calendar year-to-date stands at 0.47 per million manhours and our Total Recordable Injury Frequency (TRIF) for the same period is 2.82 per million manhours. These are improvements on the 2003 calendar year figures of 0.98 (LTIF) and 3.83 (TRIF), but we recognise that we have to continue our efforts to achieve zero harm.

We have several current initiatives aimed at improving HS&E performance. One such example is a global safety leadership program, the roll-out of which I am personally leading. Another example is the revamp of our HS&E management systems to reflect Worley's evolving role from being purely a provider of professional services to managing major projects on behalf of our clients.

The safety of our people remains paramount and we will not falter in our fierce commitment to this central value. Events over this year, particularly in the Middle East, highlight the level of risk in some of our operations in these unstable regions. Whether it is a designer in Melbourne or a quantity surveyor in Saudi Arabia, we take our responsibility to protect our people extremely seriously and have stringent measures in place to minimise the risk of accident or injury.

FINANCIAL PERFORMANCE

Worley's net profit for the financial year is $30.7 million, up 18.8% from 2003, driven by strong growth and outstanding operating results across all sectors. Revenue increased 8.5% to $514.8 million, earnings per share of 22.9 cents compared to 20.4 cents in the previous year. Return on equity was 24%.

All these figures point to a successful year for Worley. We have met all the targets set out in our strategic plan for the year and exceeded some of them. This is despite a strong Australian dollar, which has had an adverse effect on our international earnings, and demanding global operating conditions.

Worley's business is increasingly global, over 50% of our revenue is now derived overseas, and this percentage is anticipated to continue to grow in the coming year. Through alliances and joint ventures, we have built a presence in a number of key international markets including the Middle East, South-East Asia and the Americas. These are huge markets offering major potential for participants with the right track record, relationships and skills.



RESTORATION OF IRAQI OIL
INFRASTRUCTURE

PROVIDER OF
ENGINEERING SERVICES TO

BAYU UNDAN 3 YEAR CONTRACT
WITH OPTION FOR 2 YEAR EXTENSION



REVIEW OF OPERATIONS

The real challenge this year has been to grow the business to a new level, while preserving its underlying culture and management focus. Our geographic coverage increased with the addition of five new operating centres, mainly through selective low-risk acquisitions.

Our aim is to build an increasingly diversified, resilient business, with strength and depth across a range of sectors and markets, driven from a central base in Australia and providing a high degree of recurrent earnings coupled with increasing margins. This year saw us take a number of major steps towards that goal, placing us in a very strong position going forward.

Hydrocarbons continued to perform strongly in a robust but competitive market with a number of new contract wins during the year. Clients for these wins include British Gas, BP, ExxonMobil, ChevronTexaco, ConocoPhillips & Origin Energy.

We continue to see excellent growth in our Minerals, Metals & Chemicals business and have delivered ongoing strong performance in a number of our joint ventures both in Australia and in our international business. Our infrastructure development strategy is progressing well with the Power Purchase Agreement for the Exmouth Energy Project being signed during the year and the Esperance project now up and running, a significant achievement which met project deadlines.

HYDROCARBONS

Hydrocarbons continues to be Worley's primary business contributor, generating 70% of revenue for the year. 2004 revenue was $356 million, up 2.4%. In the challenging and competitive international oil and gas market, our experience in delivering complex projects in developing markets, including the Middle East and South-East Asia, provides an important competitive advantage.

Our successful involvement in the contract for the restoration of Iraq's northern infrastructure valued at up to US$800 million was a major achievement for us, reflecting our track record in effective partnering and project delivery. The win places us at the vanguard of international project services companies. The Parsons Worley Team – comprising Worley (37.5%) Parsons Energy & Chemicals Group Inc. (47.5%) and Parsons Corporation (15%) – is executing the contract for the US Army Corps of Engineers (USACE). Services provided involve the rehabilitation of existing oil facilities, including wells, pumping stations, pipelines and refineries in the northern region of Iraq.

The win confirmed a strategy we had developed and pursued in the Middle East over a number of years. Our commitment to maintaining offices close to our international clients gave us local knowledge and a unique capacity to operate in complex environments. The contract is for an initial period of two years, with extensions of up to a further three years.

Worley currently has a network of eight offices in the Middle East with more than 500 personnel working in the region. Saudi Arabia delivered a strong performance, underpinned by the commencement of the Maintain Potential Program contract for Saudi Aramco's offshore facilities. Our other offices in the Middle East did not perform well in the first three quarters. Their performance, however, turned around in the final quarter.

Our South-East Asian operations, particularly Malaysia, Thailand, Indonesia and Brunei, continue to deliver strong results. The MEG Worley joint venture in Canada has had a lower than expected contribution, largely reflecting project timing and foreign exchange movements.

Within the Australian region, we continue to assist our clients in developing new projects. Some examples include the Blacktip gas development for Woodside, the Casino field development for Santos and the Kupe development for Origin Energy.

Worley was also selected by ConocoPhillips as the provider of engineering services to support the operations of the Bayu Undan facilities. This three year contract, with an option to extend for a further two years continues Worley's involvement in the project, one that commenced during the project definition phase in 1996. Alliances and long-term contracts remain a client-preferred mechanism for provision of services that support hydrocarbon plant operations. Worley has strong market coverage in the region with long-term contracts with Woodside, ExxonMobil, Shell Todd (NZ), New Zealand Refining Company, BP, Qenos, Huntsman, Epic Energy and BOC Gases.

During the year we were advised by ESSO Australia Pty Ltd that our bid for the EPC Retrofit Contract was unsuccessful. Work on this contract, performed by the Worley ABB joint venture, will continue until the end of 2004. While we were disappointed with the outcome of this bid, ESSO has been and remains a key relationship for us. We will continue to work with the company in the provision of engineering and other services it requires.

In North America, in addition to the success of the Parsons Worley Team in securing the contract to rebuild Iraqi infrastructure, there have been two other significant developments.

In Canada, Worley acquired a 50% interest in the Macdonald Engineering Group (MEG). MEG Worley has since been awarded some significant contracts, reflecting the increased capabilities of that group. The most notable is the award of a 10 year alliance contract by Petro-Canada, for its SAGD (steam assisted gravity drainage) Well Pad developments. MEG Worley will provide engineering and procurement services for a series of projects through this agreement, the first being a $70 million production facility.

WorleyParsons Energy Services, a company jointly owned by Worley and Parsons Energy & Chemicals Group Inc.'s Houston based oil and gas subsidiary, has been formed. It combines the existing Houston based upstream hydrocarbons and pipelines services business of both Worley and Parsons Energy & Chemicals Group, generating the capability to execute large oil & gas projects in North America. This is a very exciting development for us as it further strengthens our operations in an important geographical region in the hydrocarbons sector. This joint venture has already been successful in securing a major contract with BP for deepwater developments in the Gulf of Mexico.

WORLEYPARSONS ENERGY SERVICES – PROVIDING THE CAPABILITY TO EXECUTE

LARGE SCALE OIL & GAS PROJECTS IN NORTH AMERICA

MINERALS, METALS & CHEMICALS

Our Minerals, Metals & Chemicals business continues to grow at a significant rate and has delivered strong financial returns in 2004, a 41.7% increase in aggregated revenue to $94.8 million.

The capabilities within this group have increased to the point where clients recognise Worley as a provider of comprehensive services for major projects. This is highlighted by the award of Engineering, Procurement and Construction Management (EPCM) contracts by Worsley Alumina in Western Australia and Aughinish Alumina in Ireland for major capital projects at these two facilities.

International coverage within this industry sector has also increased significantly through the year with the award of major contracts by Sterlite Industries (India), Cristal (Saudi Arabia) and Aughinish Alumina Limited (Ireland).

The group also successfully increased its alliance coverage within the Australian market, by securing a long-term contract with Tomago Aluminium in Newcastle, New South Wales and an EPCM alliance with Boyne Smelters Limited near Gladstone, Queensland. Our alliance with WMC was expanded in scope and our alliances with Worsley Alumina (Western Australia) and Hydro Aluminium (New South Wales) continued their strong performance through the year.

In 2004, our acquisition of 51% of Jones & Jones Engineering, based in Victoria, has added to our technical capabilities in the aluminium sector. Performance to date of this entity has exceeded expectations.



COMPREHENSIVE SERVICES FOR MAJOR PROJECTS

MINERALS, METALS & CHEMICALS

INDUSTRIAL & INFRASTRUCTURE

Worley's Industrial & Infrastructure group had another year of strong revenue growth, of 23%. Part of this growth has been due to an increase in this group's capabilities.

We have created a strong geotechnical team through targeted recruiting, enabling us to secure assignments with ChevronTexaco for offshore geotechnical assessment on the multi-billion dollar Gorgon development and with the Public Transport Authority of Western Australia on the New MetroRail City Project in Perth. Our environmental capability was enhanced through the purchase of 60% of Astron Engineering, a consulting group well recognised by clients in the hydrocarbons, minerals and mining sectors, particularly in Western Australia.

We continue to provide services for clients in South-East Asia, including successful delivery of the repowering of Senoko Power Station in Singapore and the award of the structural engineering contract for the 66-storey Sathorn Road development in Bangkok, Thailand. We continue to be recognised by



STRONG AND PROFITABLE REVENUE GROWTH

23%



COMMERCIAL OPERATIONS ON SCHEDULE

ESPERANCE POWER PROJECT

our customer base as more than just a provider of design services, having been awarded the Definitive Feasibility Study for a $1.85 billion iron ore development by Fortescue Metals Group and completing our role as owner's engineer and project manager on the Southern Metropolitan Regional Council's municipal waste treatment plant project.

Our rail and ports & harbours teams continue to deliver for our clients. The rail division continues to work closely with TOLL on projects such as the new double stack well wagons for container transport and low-level articulated wagons for transportation of new cars along Australia's east coast corridor. Worley's diverse capabilities enabled us to provide Worsley Alumina with infrastructure services in addition to the alliance covering plant operations and EPCM services for a major expansion project. Our ports & harbours team also undertook the design of a new berth at Bunbury port for Worsley.

We have actively sought ways to better serve our customers by using our systems to access the differing technical strengths and cost structures that exist throughout our various office locations. For example, we have been able to establish a long-term relationship with BGC to support their Australian project documentation needs out of our Singapore office, thereby providing productivity and cost benefits.

POWER, WATER & DEVELOPMENTS

We continue to provide services to the power, water & wastewater industries in Australia through Burns & Roe Worley, a joint venture with Burns & Roe of New Jersey, USA.

This year included an important event in Worley's progress as an asset developer, owner and operator, with the Esperance Power Project achieving commercial operations on schedule. We also concluded negotiations and signed a power purchase agreement with Western Power that will enable development of a gas engine based power station at Exmouth in Western Australia.

Our services to the water & wastewater sector continues to be profitable and of a high quality. In particular this year, Burns & Roe Worley's delivery of a major project to upgrade the Subiaco wastewater treatment plant in Western Australia has exceeded challenging schedule and operations targets. This project has been awarded the Project Management Achievement Award by the West Australian Chapter of the Australian Institute of Project Management and the Institution of Engineering Excellence Award (Environmental Section).

Revenue generated by Worley's Power, Water & Developments group was in line with 2003 with a contribution to EBIT of $3.1 million. Prospects in this area are strong and our strategy to expand this business to international operations will drive continued revenue growth over the coming years.

ACQUISITIONS

Acquisitions are an important element of our strategy to increase geographic and industry diversity within the business. We have a history of successful acquisitions, each with a defined strategic intent. Our approach is a prudent risk-averse one, and as a result, the companies we have invested in have a history of adding value from time of acquisition.

The management of the companies we assess for potential acquisition is usually already well known to us; we have often worked alongside them in a project situation, and can therefore make a realistic assessment of the risks involved. Our collaborative approach has meant that key personnel within the acquired entity remain with Worley and continue to add value through their technical capabilities and industry knowledge.

We select only established companies with complementary geographies or skills, capable of delivering a target 20% return on equity, in line with our corporate targets. Usually the acquisition is completed through negotiation rather than competitive bidding.

Key developments in this area in 2004 have included the acquisition of 50% of the Macdonald Engineering Group in Canada and the acquisition of 51% of Jones & Jones Engineering in Australia.

STRATEGIC FOCUS

There are six key aspects of our business approach which differentiate us from comparable organisations. We aim to leverage off these differentiators to drive success:

- **Demonstrable outstanding operational and corporate performance** – we are aiming to be the "best in class" in the areas of people, systems and culture;
- **A significant focus on long-term contracts, integrated service contracts and alliances** – we are aiming for more than 50% of our contracts to be in this category;
- **Success in delivering projects, large and small** – projects will always be important and we seek to meet and exceed client expectations, as well as continue to grow our capability to successfully deliver very large and complex projects;
- **A comprehensive geographic presence and industry capability across energy, resource and complex process industries** – signified by effective client and asset knowledge, enhanced international capability and reputation, and a growing international presence in hydrocarbons. We wish to consolidate our position in the top five worldwide providers of services to the upstream hydrocarbon industry;
- **Expanded ability to identify, integrate and grow value-adding acquisitions** that increase our industry and geographical footprints; and
- **A portfolio of development projects** – we will become recognised as a developer of niche infrastructure projects.

These differentiators are discussed in detail in the following pages.

SUBSEQUENT EVENTS

On 16 August 2004, we announced the acquisition of a 50% interest in the MEC Group of China, effective 1 July 2004. The company, to be renamed Maison Worley and headquartered in Beijing with a support office in Shanghai, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients in the hydrocarbons, minerals, metals & chemicals, power, industrial & infrastructure sectors. Worley has enjoyed a successful track record in China, principally in the hydrocarbons market. Maison Worley continues our use of a proven business model that involves establishment of offices in-country close to our clients' operations, working with local partners and maximising the employment of national staff.

OUTLOOK

The outlook for the Worley Group remains strong, I believe we have the people, the alliances, resources and strategies in place to continue to perform. The company has a robust and developing international network of operations, and an increasingly diversified business. The markets we service, especially hydrocarbons and minerals & metals, are expected to remain buoyant for some time. Increased revenue from long-term and alliance contracts, coupled with growth generated from our infrastructure, energy and power projects mean we can look forward confidently to acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which the company operates, Worley expects to deliver further increases in earnings in the 2005 financial year.

Finally, I would like to thank the Worley Board of Directors and all our employees for their outstanding efforts this year. Their response to both circumstances and opportunities has been exemplary. I would also like to thank our shareholders for their continuing support and belief in us. We are confident our diversification strategy is on track, and I believe there has never been a time when we were better positioned to deliver on our goals than we are today.

JOHN GRILL
CHIEF EXECUTIVE OFFICER

A HISTORY OF SUCCESSFUL ACQUISITIONS, EACH WITH A

DEFINED STRATEGIC INTENT

WE ARE CONFIDENT OUR

DIVERSIFICATION STRATEGY IS ON TRACK

Our Six Business Differentiators


ZERO HARM
SAFETY
ENVIRONMENT

Worley's strategic plan is geared towards maximising the advantages presented by the six business differentiators that define Worley's position in the marketplace.

1. Outstanding Performance

—— Outstanding operational & corporate performance ——

Worley strives to have in place best-in-class people, systems and culture to drive outstanding performance in the areas of:

Health, Safety & Environment – Zero Harm
Risk Management – No material events
Sustained Growth – Continued earnings growth, ROE >20%
Optimised use of capital & debt – Debt/equity 20% - 30%
Corporate governance – Quality and effectiveness of the Board



2. Long-Term Contracts

—— Focus on long-term contracts, integrated service contracts & alliances ——

Worley's focus on long-term contracts aims to lengthen the revenue profile; our five-year strategic plan is to generate 50% of total revenue from these contracts.

We strive for contract success, extention and migration through continual improvement and top-quartile performance confirmed by benchmarking, increasing range of services to match client needs and introducing long-term contract models to new industries and markets.



3. Success in Project Delivery

—— Success in delivering projects – large & small ——

Success in project delivery particularly of engineering procurement and construction management (EPCM) services is critical to Worley's standing as a leading contractor in the energy, resource & complex process industries. Our target is performance that exceeds client expectations in the areas of HS&E, schedule, cost and quality.

We continue to grow our capability to execute larger and more complex projects.



4. Comprehensive Capability

—— Comprehensive geographic presence & capability across energy, resource & complex process industries ——

Sustainable growth for Worley is based on the motto "more services, everywhere".

Our hydrocarbons business continues to grow and establish itself internationally; we aim to be in the top five hydrocarbons service providers worldwide.

Industry growth is targeted globally to further diversify Worley's business base. Enhanced international capability and reputation is being pursued in the Minerals, Metals & Chemicals, Industrial & Infrastructure and Power, Water & Developments sectors.

5. Value-Adding Acquisitions

—— Identification, integration & growth of value-adding acquisitions ——

Acquisitions are an important element of Worley's growth strategy to increase geographic and industry capability. We have a targeted approach to acquisitions, each with a specified strategic intent.

A rigorous negotiation, due diligence and business case process has led to a one in four to five acquisition conversion rate of opportunities that pass the screening phase.





6. Developments

—— Portfolio of developments ——

The outsourcing trend in industries that Worley services has accelerated in some cases to the point of asset-based outsourcing. Operators offer long-term stable revenue streams in exchange for contractor development and operation of small to medium "low-criticality" assets.

Worley's strategy is to enter into projects where we can build on our core competencies in terms of the technical solution and market economics. This puts us in a good position to identify and quantify the development risks, and provide a commercial solution that appropriately addresses these risks while at the same time providing benefits to our clients.

Outstanding Performance

Worley targets outstanding Health, Safety & Environmental performance. It is a culture inherent in all levels of the organisation, realised through the implementation of systems, processes and training programs; and measured against aggressive yearly targets on Key Performance Indicators and audit results.


ZERO HARM
HEALTH
SAFETY
ENVIRONMENT
Worley



HYDROCARBONS | MAINTAIN POTENTIAL PROGRAM

In March 2003, Worley was awarded a five year contract by Saudi Aramco, with provisions to extend for an additional four years, covering ongoing project management and engineering services for all Saudi Aramco's offshore oil and gas greenfield and brownfield projects including fixed platforms and submarine pipelines. Worley's scope includes engineering, procurement, and provision of construction supervision personnel.

In the first 12 months of this contract, Worley's 220 person team executed in excess of 240,000 manhours with zero lost time injuries.

Worley's Skills and Technology Transfer, and Competency Based Training programs have returned a 30% nationalisation to date, on target to meet a Key Performance Indicator on the contract.

HYDROCARBONS | SHELL HS&E-MS LEVEL 3 STATUS

The Ranhill Worley joint venture's Miri Design Office, located in Sarawak in East Malaysia, has successfully achieved Shell Malaysia E&P (Exploration & Production) Health, Safety & Environmental Management System (HS&E-MS) Level 3 status. It is noteworthy that Ranhill Worley is the first amongst all Shell Malaysia E&P's engineering services contractors to achieve this status.

The journey for Ranhill Worley in the HS&E-MS started in the year 2000. Close alignment with the Shell Team (and the Shell contractors community at large) has been an integral part of the success recipe in HS&E. There are four levels in the HS&E-MS, starting with Level 1 (HS&E on paper) to Level 4 (HS&E in the heart). The attainment of Level 3 means HS&E in the head.

The Miri Design Office currently provides Shell with an exclusive 40-personnel engineering and design team, under a three year reimbursable contract (with a two year option for extension). It functions as an extended arm of Shell's design office, located close to the headquarters of Shell Malaysia E&P in Miri. Level 3 status recognises the use of innovative approaches in the management of HS&E through engineering design.

HYDROCARBONS | EPC RETROFIT CONTRACT

Worley's Health, Safety & Environmental performance on the recently concluded Engineering, Procurement and Construction Retrofit contract for Esso in Victoria is a source of pride for all personnel involved.

Worley's achievements have included close to 15 years without a lost time injury in construction, two years without a recordable injury at the onshore Longford Gas Plant and a best ever 12 years without a recordable injury offshore. This level of performance was recognised on an ongoing basis over a number of years through multiple awards for safety performance and leadership, from Esso and the Government of Victoria.

The Health, Safety & Environmental performance on the offshore and onshore Esso facilities ranks in the top echelon of worldwide hydrocarbon facilities.



2 Long-Term Contracts



Worley values relationship based contracts with clients as a mechanism for delivering new developments or supporting ongoing operations on developed assets. The importance of alliances and integrated services contracts is underpinned by the continuing outsourcing trend in the industries Worley services.

HYDROCARBONS | GOODWYN 'A' LOW PRESSURE TRAIN (LPT)

The Transfield Worley Woodside Alliance is an integrated engineering, procurement, fabrication, implementation and maintenance services contract, providing these services for Woodside's North West Shelf oil and gas assets. The relationship between Woodside and the Transfield Worley joint venture commenced in 1995, and is a success story in the area of long-term relationship based contracting.

In April 2003, work commenced on the execution phase of the LPT project, converting Train 200 on the Goodwyn 'A' platform from high to low pressure operation.

This is a critical gas delivery project, required to increase gas deliverability and enhance recovery of the Goodwyn low-pressure hydrocarbon reserves.

With an expected capital value of A$258 million, this is the largest single brownfield project conducted by the alliance to date.

The LPT project is on target to achieve the milestones of start-up in the second quarter of 2005, with a reliable gas supply from October 2005.

Performance to date in the areas of HS&E, cost and schedule has been exemplary, with the alliance team well placed to tackle the challenges still ahead for the LPT project.


KONE
KONE CRANES
(02) 604 9355 CRANE Nº 8179

MINERALS, METALS & CHEMICALS | TOMAGO ALUMINIUM ALLIANCE

Worley was awarded an alliance contract by Tomago Aluminium Co. Pty Ltd in Newcastle, New South Wales. The award in October 2003 followed an extensive bid process.

The scope of the alliance extends beyond engineering to providing project services including value identification and value improvement, project management and implementation at the Tomago aluminium smelter.

The alliance team is responsible for managing a capital and upgrade program of around A$25 million per annum. Reward for Worley will rely equally on project delivery performance and on its ability to identify and deliver innovative solutions which add value to the Tomago business performance.

MINERALS, METALS & CHEMICALS | WORSLEY ALUMINA

Worsley Alumina Pty Ltd is a world class low-cost producer of metallurgical grade alumina. Worley was engaged by Worsley as its alliance partner in 2002, for provision of engineering and project delivery services. Working within an incentivised contract structure, where reward is geared to performance against predetermined Key Performance Indicators, the Worley/Worsley alliance group (known on site as the Capital Project group) takes responsibility for all aspects of project delivery from initial project identification through to hand over to the Worsley asset owner's representative.

Keys to the success of the alliance to date have been the co-location of the alliance team comprising members of Worley and Worsley engineering groups, preparatory work in the areas of systems, policies and procedures that led to quick and effective alliance initiation and a commitment from both organisations to build a relationship based on trust and mutual respect, breaking down barriers to continuous improvement in the process.

Worley's relationship with Worsley Alumina and its parent company BHP Billiton has been further strengthened through the award in May 2004 of the EPCM contract for the US$192 million Development Capital Projects initiative. The existing alliance relationship and track record of successful project delivery to Worsley were important elements in Worley securing this EPCM contract.



3 Success in Project Delivery

Project delivery to client satisfaction is pivotal to Worley securing repeat business with existing clients, as well as growth into a wider client base and new markets.

HYDROCARBONS | CASINO DEVELOPMENT

The Casino field lies in 70 metres of water off the coast of Victoria, Australia and will be operated by major partner Santos, which has a 50% stakeholding in the Casino Field Development Joint Venture. The other partners are AWE and Mitsui who both hold 25% each. The development comprises of two, possibly three, offshore wells. Gas is then transported from the wells, by means of a dedicated pipeline with a 36 kilometre subsea and 12 kilometre onshore section, to the existing Iona gas plant to be processed for sale.

Worley was engaged initially to conduct a concept development study to select and provide a cost estimate for a single development option. This then extended into a Front End Engineering Design (FEED) phase where sufficient detail in design enabled the tendering of the major implementation phase contracts. The detailed engineering and construction will be carried out by selected contractors, with technical and procurement support from Worley.

The selected concept ensures minimal visibility of facilities onshore and no visible structures offshore, thus preserving the high scenic values of a popular tourist destination on the Victorian coast.

INDUSTRIAL & INFRASTRUCTURE | LOW LEVEL ARTICULATED CONTAINER WAGON

Developments in the logistics industry have led to the preferred mode of transportation of new cars changing from road to rail in sealed AutoBoxes. The AutoBoxes are significantly oversized when compared to traditional containers, and cannot be carried by existing wagons within the constraints of rail infrastructure on the east coast corridor of Australia. For Pacific National and TOLL Automotive Logistics, the road to rail modal shift required a new wagon solution that was technically and commercially viable.

Williams-Worley Rail had already designed the lowest deck height articulated container wagon in existence in 1997, and was commissioned by TOLL to undertake a feasibility study for this new wagon design. This involved overcoming significant engineering challenges with new ideas and innovations, whilst ensuring the wagon would be safe, reliable and robust in service. At the successful completion of the feasibility study, the engagement was extended to detailed design, technical support during manufacture, procurement, commissioning and regulatory approval of the completed wagons.

The tight project schedule precluded wagon prototyping, instead requiring the new wagon design to be "right first time". The first wagon passed all commissioning tests without the need for any modifications and was immediately placed into revenue service.

Operator satisfaction with the first wagons delivered, and demand for the unique capability afforded by the wagon design, has been such that the initial order quantity of twelve 5-Packs has been tripled.



MINERALS, METALS & CHEMICALS | LANJIGARH ALUMINA PLANT

Sterlite Industries (India) Limited is one of the fastest growing companies in India with annual revenue of US$2 billion. This covers global operations in non-ferrous mining and metals including gold, silver, aluminium, copper, zinc and lead. Sterlite is in the process of building a US$850 million greenfield alumina refinery in the Indian state of Orissa to supply alumina to its own smelters as well as for export.

Sterlite engaged Worley on the basis of its international standing in the alumina industry, to provide advice and expertise in basic engineering. Worley's scope includes the development of the process model, basic engineering, assistance in the selection of major equipment items, development of plant layout and development of basic equipment required for the plant.

Worley will continue to be involved through the construction and commissioning stages in an advisory role. Reviewing the project performance to date, Sterlite's Director for Projects commented: "We are very pleased with Worley's work, especially the team spirit and willingness to do work around. We hope that this partnership can be expanded with mutual benefit".

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4

Comprehensive Capability

The industries Worley services are global and we now have an increased capability to service them at a global level. The preferred approach is the delivery of services from offices located close to our clients' operating centres and assets, with support from larger "hub" offices that maximise efficiencies through economies of scale.

HYDROCARBONS | ANGOSTURA DEVELOPMENT PROJECT

BHP Billiton's Angostura Development Project is an integrated oil and gas development located in Block 2(c) offshore of Trinidad. The first phase of development involves oil production from three wellhead protector platforms in the Kari and Canteen fields via flow lines to a Central Processing Platform (CPP) located in approximately 40 metres of water. Associated gas will be reinjected and the stabilised crude oil from the CPP will be sent to an onshore crude storage facility via a 450 mm export pipeline.

The crude oil from the onshore storage facility is shipped via a 750 mm subsea pipeline to ocean-going oil transport tankers through an offshore CALM located approximately seven kilometres from the shoreline.

Worley is providing Engineering Procurement and Construction Management (EPCM) support through its Trinidad operations, covering the onshore section of the export crude pipeline, the onshore crude receiving and storage facilities, the subsea sales pipeline to the PLEM and the offshore loading CALM.

Worley also designed and engineered the Aripo wellhead monitoring platform for the Angostura Field Development which assisted BHP Billiton in establishing new benchmarks in Trinidad and Tobago for "doing engineering work in-country".

Worley's ability to mobilise rapidly as part of its extended global operations, proven systems, ability to work closely with clients in integrated teams, and commitment to maximising the local content on the project have been very well recognised by BHP Billiton.

HYDROCARBONS | REPAIR OF IRAQ'S OIL INFRASTRUCTURE (NORTH)

Worley is part of a team that is executing a contract for the restoration of Iraq's oil infrastructure for the US Army Corps of Engineers (USACE). The Parsons Worley Team includes Parsons Energy & Chemicals (Parsons E&C), Parsons Corporation and Worley, and was successful in securing one of two contracts awarded through a highly competitive bid process.

The contract with USACE covers the full range of services required to restore Iraq's oil & gas infrastructure in the northern sector of the country to pre-war production levels.

This award recognises Worley's capability in major project management and delivery. It consolidates Worley's position in the Middle East including its evolving partnerships with local Iraqi firms and strengthens Worley's relationship with both Parsons E&C and Parsons.

Worley, Parsons E&C and Parsons each has significant Middle Eastern experience in oil and infrastructure projects, with offices in most major Middle Eastern cities. Worley has a separate joint venture arrangement (WorleyParsons Energy Services) with Parsons E&C, a Houston based international engineering and construction management organisation, focused on large oil & gas developments executed in North America.

HYDROCARBONS | PLATONG OIL CENTRAL PROCESSING PLATFORM 2

The expansion at Unocal's Platong field in the Gulf of Thailand includes the expansion at the Platong Central Complex. This expansion comprises the installation of a second oil receiving, processing and export facility (Platong Oil Central Processing Platform 2), which is bridge-linked to the existing gas processing platform.

An integrated team comprising Worley personnel (90% of team composition) and CUEL personnel (fabricator, 10% of team composition) undertook detailed design of the new facilities. This phase of the project was completed on schedule and fabrication is now underway at the CUEL fabrication yard, near Bangkok. Worley continues to provide technical support to assist the fabrication effort.

This project represented the first major offshore facility designed in Thailand. It involved a team comprising 60% Thai nationals and was delivered to international design standards as required by Unocal Thailand Limited.

5

Value-Adding Acquisitions

Worley has a history of small to medium size acquisitions that have extended Worley's technical and geographic coverage, while enhancing the performance of the acquired entity through management support and application of Worley systems and processes.

INDUSTRY EXPANSION | JONES & JONES ENGINEERING

In July 2003, Worley acquired a 51% interest in Jones & Jones, an engineering consultancy located in Victoria, Australia. Jones & Jones was established in 1989 and specialises in the provision of design services to the aluminium industry.

This acquisition further strengthens Worley's increasing capability in the light metals sector.

The strategic intent is to leverage Jones & Jones' technical specialisation with Worley's geographic spread, alliancing and major project experience to increase coverage in the aluminium industry, thus facilitating further industry diversification.

Progress in integrating Jones & Jones into the Worley Group through systems and process implementation is ahead of expectations.

GEOGRAPHIC EXPANSION | MACDONALD ENGINEERING GROUP

Worley acquired a 50% interest in the Macdonald Engineering Group (MEG) in August 2003. MEG is a Canadian company established in 1965, employing over 200 personnel in Calgary and various international locations, with a history of providing multidisciplinary engineering, design and project management services to oil and gas and pipeline industries throughout Canada, Europe, Africa and the Middle East.

The acquisition and rebranding to MEG Worley Limited has enabled Worley to expand its geographic coverage into Canada, building on the existing track record and relationship base of MEG. It further strengthens Worley's heavy oil experience, which is an area of specialisation for MEG.

The strategic intent is to leverage Worley's major project capabilities and alliancing experience to grow the MEG Worley operations, as well as to leverage MEG Worley's presence to provide a base for growth in Canada into the other industry sectors in which Worley specialises. To date, MEG Worley's performance in the area of integration into existing Worley operations has been ahead of expectations.

6 Developments

Worley invests and works with its clients to develop niche infrastructure projects, continuing to be involved post-development through provision of operations and maintenance services on completed assets, with the possibility of enhancing profits through equity sales.



POWER, WATER & DEVELOPMENTS | EXMOUTH POWER STATION

In September 2003, Burns & Roe Worley, the Australian joint venture between Worley and Burns & Roe providing services to the power and water sectors, signed a Power Purchase Agreement (PPA) with Western Power Corporation to develop a gas engine based power station at Exmouth in Western Australia.

The new power station is scheduled to commence operations in January 2006. The Exmouth Energy Project will involve the development of an 8MW power station, fuelled by natural gas taken from the Dampier-to-Bunbury Natural Gas Pipeline, compressed to 25MPa and transported by road approximately 220 kilometres to Exmouth. Western Power is the Western Australian Government's energy utility that owns approximately 60% of electricity generation capacity in Western Australia. The Exmouth Energy PPA is part of Western Power's regional power procurement process.



POWER, WATER & DEVELOPMENTS | ESPERANCE POWER STATION

At 8.00 am on 29 March 2004, the Esperance Power Station in Western Australia achieved commercial operation, having completed seven days uninterrupted supply to the Esperance township and hinterland. This marked the commencement of the 18 year term of the Power Purchase Agreement (PPA) with Western Power.

The Esperance Power Station project combines a 340 kilometre pipeline from Kambalda to Esperance, completing over 1775 kilometres of pipeline from the north west of WA to the south coast, and a six unit, 33MW power station. The joint developers and owners of the A$90 million project are Worley, Burns & Roe Worley and ANZ Infrastructure Services.

Burns & Roe Worley also managed the power station Engineering, Procurement, Construction (EPC) contract which was completed three days ahead of schedule and in less than 13 months from the start of construction.

JOHN GREEN
NON EXECUTIVE DIRECTOR

John was a member of Worley's advisory board for nine years prior to listing, including a period as its Chairman. John is also a member of the Nominations and Remuneration Committee. John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Dawson Waldron. John is director of the Macquarie Bank Foundation, Macquarie's Philanthropic Foundation, and is also director of The Centre for Independent Studies, a not-for-profit public policy "think tank". Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

ERICH FRAUNSCHIEL
NON EXECUTIVE DIRECTOR

Erich is the Chairman of the Worley Audit and Risk Committee. Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and was appointed Finance Director in 1992.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999 and is responsible for the company's finance, administration and human resources functions. David led the corporate reorganisation and subsequent Initial Public Offering and listing on ASX of Worley in 2002 and represents Worley on a number of its joint venture companies.

David's business experience covers business development and investment evaluation, corporate strategic planning, investor relations and reporting and analysis systems development. Prior to Worley, David held a number of senior finance roles with Coca-Cola Amatil. He has a Masters Degree in Business Administration from Macquarie University and is a fellow of the Australian Society of CPAs.

JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with two of the company's major joint ventures, Transfield Worley and Worley ABB.







JOHN SCHUBERT | CHAIRMAN AND NON EXECUTIVE DIRECTOR

John joined the Worley advisory board as Chairman in August 2000. He is the Chairman of the Nominations and Remuneration Committee. A chemical engineer by training, John commenced his career in 1969 with ESSO in Australia. In his 24 year relationship with ESSO, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. He resigned as director from Hanson plc in May 2003 and as President of the Business Council of Australia in November 2003. He remains on the Chairman's Panel of the Business Council of Australia. John is currently Deputy Chairman of Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

RON MCNEILLY
DEPUTY CHAIRMAN AND NON EXECUTIVE DIRECTOR

Ron is a member of the Worley Audit and Risk Committee. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is also the Chairman of the Melbourne Business School, Chairman of Ausmelt Limited, Director of Alumina Limited, and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

GRAHAME CAMPBELL
NON EXECUTIVE DIRECTOR

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and a member of the Australian Pipeline Industry Association. Grahame was a member of the Worley advisory board for four years. He is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee.

SHARON SILLS
COMPANY SECRETARY AND GROUP TAX MANAGER

Sharon Sills is a member of the Institute of Chartered Accountants of Australia and Chartered Secretaries Australia Ltd. She has over 12 years' experience in taxation, both in the profession and in commerce. Prior to joining Worley, Sharon was a Taxation Manager with Arthur Andersen and briefly with NRMA Limited. Sharon joined Worley in May 2000 as Group Taxation Manager and assisted with group restructuring pre-IPO and with the listing of the company.









EXECUTIVE GROUP









STUART BRADIE
EXECUTIVE DIRECTOR

Stuart is responsible for all of Worley's operations in South-East Asia and the Middle East. Stuart is also the CEO of Ranhill Worley Sdn Bhd – Malaysia, and has held senior management roles in Ranhill Worley since joining Worley in 2001. He has overseen the rapid growth of Worley's Malaysian and South-East Asian businesses during this time. Prior to joining Worley, Stuart held Managing Director and Country Manager roles with PT Kvaerner Indonesia and Kvaerner Philippines. Stuart has a Bachelor Degree in Mechanical Engineering from Aberdeen University and a Masters of Business Administration from the Edinburgh Business School.

GRAHAM HILL
EXECUTIVE DIRECTOR

Graham is responsible for Worley's international business development and was previously head of Worley's Refining, Petrochemical & Chemicals group. Prior to joining Worley in July 2002 Graham worked with KBC Advanced Technologies in Singapore, a specialist consulting company in oil refining and petrochemicals, as Vice President of Asia Pacific. He also worked for Kvaerner Engineering & Construction (Davy John Brown). Graham holds a Masters Degree in Chemical Engineering and is a Fellow of the Institute of Chemical Engineers and former Institute Chairman of the Victorian Branch.

PETER MEURS
EXECUTIVE DIRECTOR

Peter joined Worley in 1988 and has functioned in project management and Company development roles including establishing the foundations of Worley's process business, the establishment and growth of alliance and integrated services contracts in Hydrocarbons and Minerals, Metals & Chemicals and the development of Worley's New Zealand business. Peter is responsible for Worley's Australian and New Zealand locations. Peter holds a Bachelor Degree in Mechanical Engineering and is a Fellow of the Institution of Engineers Australia.

DAVID MOFFLIN
EXECUTIVE DIRECTOR

Heading Worley's Industrial & Infrastructure (I&I) group, David joined Worley in 1988 following a successful academic career in the USA and Canada. He has been instrumental in establishing I&I's operations in South East Asia and played a leading role in the growth strategy for the Minerals & Metals group. David holds a Bachelor Degree in Civil Engineering and a PhD, is a Fellow of the Institution of Engineers Australia and is a Chartered Professional Engineer in Singapore.











IAIN ROSS
EXECUTIVE DIRECTOR

With responsibility for Worley's Hydrocarbons group, Iain began his career in the UK North Sea working for Conoco (UK) in 1983. He worked for international oil and gas companies including McDermott International Inc, John Brown and Amec Engineering prior to joining Worley in 1994 as manager of the Brunei office. Iain has a Bachelor Degree in Mechanical Engineering, a broad technical and geographical skill base and is a Fellow of the Institution of Engineers Australia.

MARK SOUTHEY
EXECUTIVE DIRECTOR

Mark heads Worley's fast growing Minerals, Metals & Chemicals group. Formerly a Senior Vice President with ABB, Mark brings to Worley strong financial, commercial and operational experience. He has a successful track record in leading and managing large industrial and technology-based global service businesses having previously held senior international management roles with both ABB and Honeywell in Europe. Mark has a MBA and a Bachelor of Science (Engineering).

DAVID STEELE
EXECUTIVE DIRECTOR

As Managing Director of Burns & Roe Worley (BRW) and Executive Director of Worley's Power, Water & Developments group, David has over 20 years' experience in oil and gas, petrochemicals, minerals processing and power generation and transmission. Before joining Worley in 1999, David was with Rolls-Royce Industrial Power (Pacific) and ABB Engineering Construction. He has a Bachelor Degree in Electrical Engineering and a Masters Degree in Business. He is a member of the Institution of Electrical Engineers and a Chartered Professional Engineer.

CHRIS SUTHERLAND
EXECUTIVE DIRECTOR

Chris joined Worley in early 2004 from Clough where he was most recently Chief Executive Officer of Clough Services. Chris has broad based experience in oil and gas construction, project management and engineering and maintenance services. Chris is a Fellow of the Institute of Engineers and a Graduate of Harvard Business School's Advanced Management Program. Chris has the responsibility for the growth and development of Worley's Asset Services business, focused on the development of long-term alliances, integrated services contracts and asset management.

ANDREW WOOD
EXECUTIVE DIRECTOR

Andrew has over 21 years' experience in the oil and gas industry and is responsible for Worley's international locations. Originally based in New Zealand, Andrew has been responsible for Worley's expansion into the Middle East and the Americas. He holds a Bachelor Degree in Engineering and Graduate Diplomas in Financial Management and Labour Management Relations. He is also a Registered Engineer with the Institution of Engineers Australia.

The Board of Directors of Worley Group Limited are committed to excellence in every aspect of Worley's business. It is in this spirit that the Directors strive to apply the principles of best corporate governance practice and adhere to the highest ethical standards in all aspects of Worley's business.

The Directors of Worley work closely with the executive team to set strategic direction and monitor the business on behalf of shareholders. The Directors of Worley recognise the continuing responsibilities to Worley's customers, employees and suppliers and to the welfare of the communities in which Worley operates. The Board regards corporate governance issues as a performance enhancement opportunity for Worley.

In 2003, the Australian Stock Exchange published the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("the ASX Principles"). In accordance with the ASX Principles and the developments in Australia and internationally in governance practice, Worley has adopted various policies and codes, including a Corporate Governance Code and Board Charter. Many of Worley's policies and codes were implemented by Worley prior to the ASX Principles being adopted. It is this approach that reflects Worley's commitment to best corporate governance practice.

This Statement outlines Worley's commitment to corporate governance matters. During the financial year, the format of the Statement has been modified to address, in turn, each of the 10 Principles of Good Corporate Governance listed in the ASX Principles.

The Investor section of the Company's website (www.worley.com.au) publishes information relating to Worley's corporate governance philosophy, including the Committee charters, the Corporate Governance Code and Board Charter, Code of Conduct and other policies and codes.

Principle 1: Lay solid foundations for management and oversight by the Board

The Board's responsibilities are encompassed in the Corporate Governance Code and Board Charter.

The Board is responsible for approving the strategic direction of the business of Worley. It monitors all aspects of Worley's performance, from financial performance to ethical performance. The Board works with the executive team to formulate strategic direction, set goals, budgets, plans and policies and identify risks.

The deliberations of the Directors in the Board meetings and the application of Worley policies are aimed at allowing the Board to critically and objectively review management's performance and ensuring that the executive team's activities are aligned with the expectations of shareholders.

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required to address specific issues. Details of the Board and Committee meetings held and attendances at those meetings are set out in the Directors' Report at page 37.

The Board delegates management of the Company's operations to the Chief Executive Officer and the executive team with the mandate to drive the strategic direction and meet the goals determined by the Board. Certain powers which have not been specifically reserved for the Board have been delegated to the Chief Executive Officer and executive team.

The Chairman and Deputy Chairman are both independent Directors. Board deliberations are conducted openly, with all members entitled to participate in discussions and decision making, subject to the existence of any real or possible conflict which prohibits a Director from being present or voting on the relevant matter. Decisions are passed by a majority of votes cast by Directors present, with the Chairman having a casting vote in the case of an equality of votes on any proposed resolution.

Members of the executive team and senior management are invited to attend Board meetings on a regular basis, even if they are not members of the Board. This provides a direct line of communication between the Directors, the executive team and senior management.

On matters of corporate governance, decisions are made by the independent Non-Executive Directors.

To ensure the Board is well equipped to discharge its responsibilities and to assist the Board in carrying out its responsibilities, it has established two standing committees, being the:

(a) Audit and Risk Committee; and

(b) Nominations and Remuneration Committee.

Each Committee has a Non-Executive Director as Chairman and only Non-Executive Directors can be members of the Committees. Each Committee has a Charter, which is reviewed by the Board annually and is available on the Company's investor website. Members of the executive team and senior management may attend Committee meetings upon invitation from the Chairman. Both Committees meet every four months or coincident upon every second Board meeting.

The Company has formal letters of appointment with each Director which outline the key terms and conditions relative to each appointment.

Principle 2: Structure the Board to add value

The Board comprises seven Directors in office at the date of this Statement, five of whom, including the Chairman and Deputy Chairman, are independent, Non-Executive Directors.

The Directors in office at the date of this Statement are:

NAME	POSITION
John Schubert	Chairman
Ron McNeilly	Deputy Chairman
Erich Fraunschiel	Non-Executive Director
John Green	Non-Executive Director
Grahame Campbell	Non-Executive Director
David Housego	Chief Financial Officer
John Grill	Chief Executive Officer

Profiles of these Directors are included on pages 24 and 25.

The composition of the Board is determined in accordance with the following principles:

- the Board should comprise at least three members, and maintain a majority of non-executive directors;
- the positions of Chairman and Chief Executive Officer must be held by separate persons;
- the office of Chairman is always to be filled by a non-executive director;

- the Board comprises directors with an appropriate range and mix of qualifications and expertise which enhance the Board's performance;
- the Board annually conducts a review of its own performance;
- all directors (except the Chief Executive Officer) are required to submit themselves for re-election at regular intervals and at least every three years; and
- directors serve a maximum of three terms unless their tenure is extended by the Board.

In the opinion of the Board, the present composition provides the discipline, rigour and expertise necessary to deliver results for shareholders.

The Nominations and Remuneration Committee, in accordance with clause 5 of its Charter, sets and reviews the criteria for appointment of new directors having regard to composition of the Board. The Committee also retains and supervises appropriate search firms to assist in the recruitment of new directors.

DIRECTOR INDEPENDENCE

In settling its Board Charter, the Board has had reference to the definition of director independence proposed by the ASX Principles, the law and best corporate governance practice. In that context, the Board Charter sets materiality considerations for the definition of director independence. In determining independence, the Board considers materiality on an ongoing basis, having regard to the need to continually reassess corporate governance practices and requirements in light of the changing circumstances of the Company. As such, the Board does not take a prescriptive approach to independence, but considers the true independence of each Director on a case-by-case basis.

The Board considered the various positions and relationships of the five Non-Executive Directors and has formed the opinion that all five Non-Executive Directors are independent within the ASX Principles and the Board Charter. The Board are of the opinion that each Non-Executive Director is independent of Worley management and is free of any business or other relationship that could materially or effectively interfere with the exercise of their free and unfettered judgement, to the detriment of the Company, its shareholders and other stakeholders.

During the year ended 30 June 2004, Dr John Schubert (the Chairman), was also a director of BHP Billiton Limited. In 2004, BHP Billiton Limited was a material customer of Worley. In addition, Mr Erich Fraunschiel, the Chairman of the Company's Audit and Risk Committee, was also a director of Woodside Petroleum Limited, a material customer of Worley. However, both Dr Schubert and Mr Fraunschiel are considered by the Board to be independent after the application of the principles stated above. In the opinion of the Board the judgement of Messrs Schubert and Fraunschiel was not impaired or conflicted by virtue of their office with BHP Billiton and Woodside Petroleum.

Three Non-Executive Directors also served on Worley's Advisory Board in earlier years, when the Company was not listed. The purpose of the Advisory Board was to provide the then unlisted Worley Group with the governance framework of rigorous review and scrutiny. Worley benefits from the continuation of these individuals as Non-Executive Directors of the now listed Worley Group.

NAME	POSITION	DATE JOINED ADVISORY BOARD
John Schubert	Chairman	2001
John Green	Non-Executive Director	1993
Grahame Campbell	Non-Executive Director	1998

The Board recognise that the tenure of each Director is important to an assessment of independence. Directors may serve a maximum of three terms of three years, with the potential for their tenure to be extended by the Board. Tenure limits bring fresh ideas to the Board but this must be balanced against the loss of Directors who have, over time, developed a specialised insight into Worley's operations. The period of office of each Director is set out in the Directors' Report at page 33. Directors believe that the current composition of the Board balances these tenure issues for the benefit of Worley's shareholders.

Principle 3: Promote ethical and responsible decision making

The Board has published various policies and codes to ensure that Worley promotes ethical and responsible decision making.

The Board has adopted a Code of Conduct to guide all Worley personnel as to the practices necessary to ensure that Directors, executives, management, employees, contractors and agents carry out their duties and responsibilities to the highest ethical standards. A copy of the Code of Conduct is available on the Company's website.

The Code of Conduct outlines how Worley expects Directors and employees to behave and conduct business. In includes legal compliance and guidelines on appropriate ethical standards. However, the Code of Conduct does not, and understandably cannot, include every ethical issue that a Director or employee might face. The objective of the Code is to provide a benchmark for professional behaviour throughout the Company, to support Worley's reputation and make Directors and employees aware of the consequences if they breach the Code.

The Board has adopted a Guideline for Dealing in Securities Policy which applies to all Directors, employees and contractors. Under the terms of that policy, Directors, employees and contractors may only deal in Worley shares during specified trading windows and are prohibited from dealing where they are in possession of material price sensitive information which is not generally available. Directors and the executive team are subject to additional and more onerous restrictions in regard to trading, hedging and dealing with performance rights as listed in the Securities Dealing Policy.

To ensure that Directors are able to fulfil their duties and responsibilities as required, Directors have access to the appropriate external and professional advice and/or through the Board meeting process, are encouraged to request additional information from the executive team and Company Secretary. Further, Worley has entered into Deeds of Access, Indemnity and Insurance with each Director.

As required by law and the Board Charter, the Directors notify the Chairman of any real or possible conflict that may affect the exercise of their unfettered judgement in advancing Worley's interests. In the event of such notification, the Board acts appropriately as required by the law, Worley's Constitution and policies and minutes its actions accordingly. The Board Charter at clause 9 details the process that Worley applies in the event a conflict arises for one or more of its Directors. In particular, a Director who has a material personal interest may not, without the Chairman's approval, receive any relevant Board papers, be present during any discussion or vote on the matter.

The Constitution does not require Directors to hold shares in Worley. However, the Board has determined that each Non-Executive Director is required to take at least 25% of their annual remuneration as shares in Worley. Directors' shareholdings are shown on page 39.

Principle 4: Safeguard integrity in financial reporting

To safeguard Worley's integrity in financial reporting, the Chief Executive Officer and Chief Financial Officer provide detailed written undertakings to the Board providing assurances that the Company's financial reports represent a true and fair view of the Company's financial condition and operational results and comply with the relevant accounting standards.

Prior to Worley's initial public offering and ASX Listing in November 2002, the Board established an Audit and Risk Committee and its Charter details the role and function of the Committee.

The Committee's role, in summary, is to assist the Board in its oversight of the integrity of the financial reporting, the risk management framework and internal controls.

The Committee has an important role in supervising and monitoring the progress of the internal audit and risk management function.

The Committee also reviews and makes recommendations on the strategic direction, objectives and effectiveness of the Company's financial and operational risk management policies. This includes ensuring compliance with the law and reviewing the effectiveness of its risk management, internal compliance and control system.

It is an important part of the Committee's role to manage the relationship with the external auditor including the appointment, removal and evaluation of the auditor, the auditor's contract, fees and audit plan.

Further, the Committee, on behalf of the Board, ensures the integrity of the external audit function by not permitting:

1. the partner managing the audit for the external auditor to serve for more than five consecutive years; and/or
2. the external auditor to be retained for non-audit work where such retainer may detract, or be perceived to detract, from the auditor's independence or impartiality.

The following Non-Executive Directors were members of the Audit and Risk Committee throughout the year:

NAME	POSITION
Erich Fraunschiel	Chairman
Ron McNeilly	Non-Executive Director
Grahame Campbell	Non-Executive Director

Members of the Audit and Risk Committee are selected by the Board for their financial literacy and for their knowledge of the industries in which the Company operates. Details of the qualifications of the Audit and Risk Committee members are included on pages 24 and 25.

Principle 5: Make timely and balanced disclosure

The Board of Directors is committed to Worley achieving best practice in complying with its continuous disclosure obligations and has approved a Continuous Disclosure Policy that applies to all Worley personnel, to ensure ongoing compliance by Worley with its obligations under the Corporations Act and with the ASX Listing Rules.

The policy is designed to ensure that all relevant staff members are aware of Worley's obligations and to ensure accountability at a senior management level for timely disclosure of material information. This means that shareholders and the market in general are kept properly informed of material price sensitive information affecting the Company, on a timely basis.

Worley discharges this obligation by releasing material price sensitive information to the ASX in the form of an ASX release or disclosure in other documents distributed to shareholders such as the annual or half-year report.

Principle 6: Respect the rights of shareholders

The Board of Directors aims to ensure that the shareholders are fully informed of all material information relating to Worley by communicating to shareholders through:

- continuous disclosure reporting to the ASX and the press;
- the annual report, which is distributed to all shareholders;
- the half-yearly report, which is distributed to all shareholders; and
- media releases and other investor relations publications on its website.

The Board does not have a separate formal communications strategy, however, it has a comprehensive Continuous Disclosure Policy which outlines the procedures for disclosure of relevant information to the market (refer Principle 5).

In addition, the Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Company's strategy and goals. At the Annual General Meeting, the Chairman encourages questions and comments from shareholders and seeks to ensure the meeting is managed to give shareholders an opportunity to participate.

The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Principle 7: Recognise and manage risk

Worley recognises the need to manage the risks associated with its operational sites and international locations. Worley has adopted an enterprise-wide risk management approach based on Standard Australia's AS/NZS 4360:1999 (Risk Management). This approach adopts best practice in risk management so far as it relates to Worley's requirements.

As noted under Principle 4, the Audit and Risk Committee provides guidance and direction in managing risk and overseeing the internal audit and risk management function.

In the majority of Worley's business situations, Worley is not the owner or operator of plant and equipment requiring environmental approvals. Worley would typically be assisting its clients with the management of their environmental responsibilities, rather than holding those responsibilities directly. However, Worley recognises that it has environmental responsibilities in terms of compliance to environmental controls and in exercising reasonable care and skill in its design, construction and supervision activities. The risks associated with environmental issues are managed through Worley's risk management and quality assurance systems.

Worley has implemented processes to assess the effectiveness of the Company's risk management control systems. These processes are then reported to the Audit and Risk Committee and the Board, with a written assurance from the Chief Executive Officer and the Chief Financial Officer in relation to the efficacy of the risk and control processes in place across the Worley Group.

Principle 8: Encourage enhanced performance

Worley encourages excellence from all its personnel and the Directors recognise that the performance of all personnel, including Directors, is enhanced by a structured performance review process.

Accordingly, the Nominations and Remuneration Committee conducts a formal review of the Board's performance, every 12 months.

The review includes:

(a) comparing Board performance against agreed criteria;
(b) examining the effectiveness and composition of the Board;
(c) a review of the Company's strategic direction and objectives;
(d) assessing whether corporate governance principles are appropriate and reflect best practice; and
(e) assessing whether the various expectations of shareholders have been met.

Informal reviews are conducted as necessary and any Director may suggest that the Board conduct an additional formal review earlier than the regular annual review.

The Board also establishes performance criteria for the Chief Executive Officer and conducts a performance review of the Chief Executive Officer at least annually. In turn, the Chief Executive Officer conducts performance reviews of the executive team and submits a detailed report to the Board.

The Nominations and Remuneration Committee is responsible for designing induction and ongoing training and education programs for the Board. As a Committee of a newly listed company, it has not as yet introduced a formal induction procedure or training program, although Directors are encouraged and are given the opportunity to broaden their knowledge of the Company's business and to keep abreast of developments impacting the business.

Subject to normal privacy requirements, Directors have free access to Company records and information, the Company Secretary and other relevant senior management. The Company has entered into Deeds of Access, Indemnity and Insurance with each Director. Each Director has the right to take independent professional advice at the Company's expense.

Principle 9: Remunerate fairly and responsibly

The Nominations and Remuneration Committee is chartered to address and, where appropriate, make recommendations to the Board in regard to all relevant human resources issues for all Worley personnel, including Directors, the Chief Executive Officer and the executive team. The Committee addresses the performance and succession issues for the Board, whilst the Board supervises the performance and succession issues for the Chief Executive Officer and executive team.

The Committee reviews and makes recommendations to the Board regarding the structure of the Board and Committees. This includes matters relating to assessing the skills required on the Board, the recruitment, appointment and remuneration of the Directors, the Chief Executive Officer and executive team.

Worley seeks to attract and retain executives and Directors with the appropriate expertise and the ability to create value for shareholders. Remuneration of executives is covered by an Executive Remuneration Policy. The policy covers remuneration mix, approach to fixing and reviewing base pay, short-term and long-term incentive plans, remuneration positioning and information on peer companies for market comparisons. In developing its remuneration policy for Directors and the executive team, the Committee necessarily has regard to the salary market and what is paid by comparable companies. In line with general industry practice, the Board reviews its remuneration strategies from time to time.

The following Non-Executive Directors were members of the Nominations and Remuneration Committee throughout the year:

NAME	POSITION
John Schubert	Chairman
John Green	Non-Executive Director
Grahame Campbell	Non-Executive Director

Non-Executive Directors are paid an annual fee within a fixed amount approved for all Non-Executive Directors by shareholders. The total annual amount approved for the Company is currently $600,000. This is a maximum aggregate amount.

The emoluments of Directors for the period 13 July 2003 to 30 June 2004, in aggregate for Board duties, is set out on page 38.

Non-Executive Directors are required to take at least 25% of their remuneration as shares in Worley. They must hold these shares for 10 years or until they cease to be members of the Board. Non-Executive Directors do not participate in Worley's incentive share schemes and are not entitled to any retirement benefits.

Executive Directors' remuneration is determined in accordance with market remuneration data and the Executive Remuneration Policy. The Chief Executive Officer's and the Chief Financial Officer's remuneration, including eligibility for performance bonuses or performance rights awards, is reviewed and approved by the Nominations and Remuneration Committee.

Further details regarding the remuneration paid to Directors and senior executives are set out in the Directors' Report at page 38.

Principle 10: Recognise the legitimate interests of stakeholders

The Board recognises the best way to advance the legitimate interests of all Worley stakeholders is to encourage all Worley personnel to act honestly and with integrity. Through Worley's adoption of the Corporate Governance Code and Board Charter, Code of Conduct and other policies as referred to above, the Board demonstrates its ongoing commitment to implementing best corporate governance practice and the highest standards of ethical conduct throughout Worley. These codes and policies are published on the Company's website.

CONTENTS

DIRECTORS' REPORT

The Directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled ("the Group") at the end of, or during the financial year ended 30 June 2004.

DIRECTORS

The following persons were Directors of Worley Group Limited during the financial year and until the date of this report:

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

John Grill was appointed as a Director on 3 July 2001. John Schubert was appointed as a Director and the Chairman on 11 October 2002. Messrs Ron McNeilly, Grahame Campbell, John Green and David Housego were appointed Directors on 11 October 2002. Erich Fraunschiel was appointed as a Director on 5 March 2003.

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals and Chemicals
- Industrial and Infrastructure
- Power and Water;

b) provision of maintenance and reliability support services to these sectors;

c) infrastructure developments; and

d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	–	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	–	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	–	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	–
Total dividends paid and declared for payment	**8,214**	**19,469**

All dividends paid and proposed are fully franked.

Since the end of the financial year, the Directors have declared a final dividend of 6.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	375,484	377,743
Less: procurement services revenue[1]	–	(8,251)
Revenue from ordinary activities excluding procurement services revenue	375,484	369,492
Add: share of revenue from associates	152,248	109,859
Less: procurement services revenue	(12,930)	(4,977)
Net revenue from associates	139,318	104,882
Aggregated revenue[2]	514,802	474,374
Operating margin on aggregated revenue	9.5%	8.7%
EBITDA	49,001	41,469
Depreciation	(4,082)	(4,367)
Amortisation	(4,494)	(4,953)
EBIT	40,425	32,149
Net interest income	311	245
Net profit before income tax expense	40,736	32,394
Income tax expense	(10,091)	(6,836)
Net profit after income tax expense	30,645	25,558
Net loss attributable to outside equity interests	77	302
Net profit attributable to members of Worley Group Limited	**30,722**	**25,860**

1 Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership for part of the year and formed part of revenue from ordinary activities.

2 Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. *The Directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial* performance of Worley.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 %	2003 %
Hydrocarbons	355,995	347,684	36,045	39,055	10.1	11.2
Minerals, Metals and Chemicals	94,793	66,850	14,949	8,468	15.8	12.7
Industrial and Infrastructure	33,707	27,384	2,445	2,640	7.3	9.6
Power and Water	28,142	29,464	3,082	592	11.0	2.0
Other	2,165	2,992	–	1,663	–	–
Unallocated/Eliminations	–	–	(16,096)	(20,269)	–	–
	514,802	474,374	40,425	32,149	7.9	6.8

The consolidated net profit of the Group for the financial year ended 30 June 2004 was $30.7 million, an increase of 18.8% on the prior year result of $25.9 million. Diluted earnings per share increased 15.7% to 20.6 cents compared to 17.8 cents per share in the prior year.

Aggregated revenue for the year of $514.8 million, was up 8.5% on aggregated revenue of $474.4 million for the previous financial year. Earnings before interest and tax ("EBIT") was $40.4 million, an increase of 25.7% on prior year EBIT of $32.1 million. This resulted in an EBIT margin of 7.9% as compared to 6.8% in the previous financial year.

The completion of the Esperance Energy project had a positive material impact on net profit after tax. Worley delayed the recognition of profit on development fees received in the financial year ended 30 June 2003 until commercial operation of the project was reached in the second half of the current financial year. The net profit after tax impact for the consolidated entity was $1.1 million.

Statutory revenue of $375.5 million was lower than the previous year partly due to $12.9 million of procurement activities for the WABB *joint venture being conducted in an associate entity in which Worley has a 50% interest. In the financial year ended* 30 June 2003, procurement activities of $8.3 million were conducted in the consolidated entity and procurement activities of $5.0 million were conducted in the associate entity.

Net cash flows from operations were $13.2 million, (2003 – $28.0 million). Receivables and inventories (work in progress) in the Group increased in 2004, particularly in the last quarter, due to higher activity levels in the Australian business and funding associated with the Iraq reconstruction project.

The 2004 result included strong financial performance from associates within the Group. Net profit from associates increased by 74% to $9.7 million from $5.6 million in 2003. Of the $9.7 million profits generated in 2004, $1.8 million was distributed in the financial year as dividends to the consolidated entity.

EARNINGS PER SHARE

	2004 CENTS	2003 CENTS
Basic earnings per share	20.6	18.1
Diluted earnings per share	20.6	17.8

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2004, Worley Engineering Pty Limited acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

a) the consolidated entity's operations in future financial years, or

b) the results of those operations in future financial years, or

c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Worley's risk management and quality assurance systems. The Directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

INFORMATION ON DIRECTORS

The names of the Directors holding office during the financial year and until the date of this report are set out on pages 24 to 25 together with details of Directors' experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

MEETINGS OF DIRECTORS

The number of meetings of Directors (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director were as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
John Schubert	8	8	–	–	3	3
Ron McNeilly	8	8	3	3	–	–
Grahame Campbell	8	7	3	3	3	3
Erich Fraunschiel	8	8	3	3	–	–
John Green	8	7	–	–	3	3
John Grill	8	8	–	–	–	–
David Housego	8	8	–	–	–	–

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

REMUNERATION POLICY

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of Non-Executive Directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for Executive Directors, Non-Executive Directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

NON-EXECUTIVE DIRECTORS

Non-Executive Directors receive directors' fees and, under the terms of the Non-Executive Directors Plan, are required to contribute a minimum of 25% to a maximum of 60% of these annual fees into shares of the Company.

Non-Executive Directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-Executive Directors are only eligible to participate in the Non-Executive Director Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

EXECUTIVE DIRECTORS

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles are sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share ("EPS") hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index ("CPI") over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

Further details on performance rights are contained in note 36 to the accounts.

EMOLUMENTS OF DIRECTORS OF WORLEY GROUP LIMITED

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the five executive officers of the Company and the consolidated entity receiving the highest emoluments for the financial year are as follows:

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS			
	FEE/ SALARY $	BONUS $	OTHER[1] $	NON-EXECUTIVE SHARE PLAN[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	SUPER[4] $	TOTAL $
NON–EXECUTIVE DIRECTORS							
John Schubert	82,500	–	–	27,500	–	–	110,000
Ron McNeilly	56,250	–	–	18,750	–	5,063	80,063
Grahame Campbell	41,250	–	–	13,750	–	3,713	58,713
Erich Fraunschiel	52,500	–	–	17,500	–	–	70,000
John Green	22,000	–	–	33,000	–	1,650	56,650
EXECUTIVE DIRECTORS							
John Grill	558,517	–	87,811	–	76,371	11,079	733,778
David Housego	274,080	28,130	15,527	–	30,873	10,781	359,391

1 Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions.

2 Represents Non-Executive Director contributions to share plan.

3 Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

4 Represents statutory superannuation contributions made by the Company.

EMOLUMENTS OF THE FIVE MOST HIGHLY PAID EXECUTIVE OFFICERS OF THE COMPANY AND CONSOLIDATED ENTITY

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS		
	SALARY $	BONUS $	OTHER[1] $	EXECUTIVE PERFORMANCE RIGHTS[2] $	SUPER[3] $	TOTAL $
Graham Hill[4]	298,952	15,000	106,318	24,400	11,079	455,749
Iain Ross	393,962	–	–	27,388	11,079	432,429
Andrew Wood[5]	307,320	13,750	74,226	28,095	–	423,391
David Mofflin	293,948	–	7,171	23,506	11,079	335,704
Peter Meurs	271,437	–	23,836	29,951	10,440	335,664

1 Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions as well as allowances and benefits including expatriate terms and conditions.

2 Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

3 Represents statutory superannuation contributions made by the Company.

4 Partially remunerated while overseas, in Singapore $. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

5 Partially remunerated while overseas, in UAE Dirhams and US$. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

DIRECTORS' SHAREHOLDINGS

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of Directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	ORDINARY SHARES
John Grill	29,254,090
John Schubert	1,235,104
John Green	719,076
Grahame Campbell	366,711
David Housego	300,000
Ron McNeilly	271,676
Erich Fraunschiel	34,170

SHARES UNDER OPTION

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year. There were no shares issued on exercise of options during the financial year.

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums to insure the Directors and secretaries of the Company and its Australian-based controlled entities, and the directors of each of the divisions of the consolidated entity. The contracts prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the Group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

John Schubert
Chairman
Sydney, 23 August 2004

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	2	375,484	377,743	25,047	27,656
EXPENSES FROM ORDINARY ACTIVITIES					
Staff costs		(244,424)	(243,295)	–	–
Reimbursable costs		(41,192)	(42,959)	–	–
Depreciation and amortisation expense	3	(8,576)	(9,320)	–	–
Borrowing costs	3	(961)	(362)	–	–
Office and administration costs		(26,466)	(32,882)	(1)	(1)
Other expenses		(22,874)	(22,118)	(182)	(83)
Share of net profits of associates accounted for using the equity method	28	9,745	5,587	–	–
Profit from ordinary activities before income tax expense		40,736	32,394	24,864	27,572
Income tax (expense)/benefit relating to ordinary activities	4	(10,091)	(6,836)	919	(6)
Profit from ordinary activities after income tax expense		30,645	25,558	25,783	27,566
Net loss attributable to outside equity interests		77	302	–	–
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Net exchange difference on translation of financial reports of foreign controlled entities and associates	23	(1,487)	(3,662)	–	–
Share issue costs	22	(25)	(6,925)	(25)	(6,925)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	–	(188)	–	–
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(1,512)	(10,775)	(25)	(6,925)
Total changes in equity other than those resulting from transactions with owners as owners		29,210	15,085	25,758	20,641
Basic earnings per share (cents per share)	25	20.6	18.1		
Diluted earnings per share (cents per share)	25	20.6	17.8		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
ASSETS					
Current assets					
Cash assets	5	24,139	35,428	686	1,168
Receivables	6	84,448	70,148	41,768	29,203
Inventories	7	17,876	10,777	–	–
Other financial assets	8	2,657	1,234	–	–
Total current assets		129,120	117,587	42,454	30,371
Non-current assets					
Investments accounted for using the equity method	9	27,791	11,713	–	–
Other financial assets	10	139	120	94,660	94,660
Property, plant and equipment	11	9,298	11,186	–	–
Intangible assets	12	61,065	61,705	–	–
Deferred tax assets	13	8,894	8,139	8,564	–
Other	14	2,451	211	–	–
Total non-current assets		109,638	93,074	103,224	94,660
TOTAL ASSETS		238,758	210,661	145,678	125,031
LIABILITIES					
Current liabilities					
Payables	15	44,234	43,625	6	576
Interest bearing liabilities	16	10,808	3,852	–	–
Tax liabilities	17	6,148	4,594	1,822	6
Provisions	18	24,196	28,531	–	7,469
Total current liabilities		85,386	80,602	1,828	8,051
Non-current liabilities					
Interest bearing liabilities	19	315	689	–	–
Deferred tax liabilities	20	9,881	7,782	9,326	–
Provisions	21	2,718	2,926	–	–
Total non-current liabilities		12,914	11,397	9,326	–
TOTAL LIABILITIES		98,300	91,999	11,154	8,051
NET ASSETS		**140,458**	**118,662**	**134,524**	**116,980**
EQUITY					
Contributed equity	22	108,858	108,883	108,858	108,883
Reserves	23	(6,078)	(4,591)	–	–
Retained profits	23	36,053	13,545	25,666	8,097
Equity attributable to members of Worley Group Limited		138,833	117,837	134,524	116,980
Outside equity interests	24	1,625	825	–	–
TOTAL EQUITY		**140,458**	**118,662**	**134,524**	**116,980**

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		378,213	412,072	–	492
Payments to suppliers and employees (inclusive of goods and services tax)		(359,801)	(376,181)	(37)	–
		18,412	35,891	(37)	492
Dividends received		1,808	3,324	25,014	27,553
Interest received		1,271	607	33	103
Borrowing costs paid		(922)	(271)	–	–
Income taxes paid		(7,344)	(11,553)	(2,547)	–
Net cash inflow from operating activities	32	13,225	27,998	22,463	28,148
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(10,697)	(2,831)	–	–
Payments for property, plant and equipment		(3,377)	(4,048)	–	–
Proceeds from disposal of property, plant and equipment		130	211	–	–
Net cash outflow from investing activities		(13,944)	(6,668)	–	–
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		–	21,148	–	21,148
Payment of share issue costs		(25)	(6,925)	(25)	(6,925)
Repayment of bank loans		(9,418)	(15,500)	–	–
Proceeds from bank loans		12,000	8,419	–	–
Lease payments		(375)	(774)	–	–
Loans made to controlled entities		–	–	(7,237)	(29,203)
Loans made to related parties		(5,422)	–	–	–
Loans from related parties repaid		3,439	320	–	–
Dividends paid		(15,932)	(12,044)	(15,683)	(12,000)
Net cash outflow from financing activities		(15,733)	(5,356)	(22,945)	(26,980)
NET INCREASE IN CASH HELD		(16,452)	15,974	(482)	1,168
Cash at the beginning of the financial years		32,823	17,989	1,168	–
Cash balances in controlled entities acquired net of overdraft	27	622	(1,180)	–	–
Effects of exchange rate changes on cash		(43)	40	–	–
CASH AT THE END OF THE FINANCIAL YEAR	5	**16,950**	**32,823**	**686**	**1,168**

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) *PRINCIPLES OF CONSOLIDATION*

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2004 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(B) *CHANGES IN ACCOUNTING POLICY*

Equity Based Compensation Scheme – Performance Rights

Worley has always had a policy of expensing the fair value of performance rights since the inception of the scheme. Previous accounting guidance indicated that the share price variation from date of issue of the performance right to reporting date be taken up in the statement of financial performance as an unrealised gain or loss. Recent accounting guidance on share based payments does not require the recognition of such gains or losses in the current vesting periods. Any variation in share prices after grant date is reflected in contributed equity at the date of settlement of the performance right.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(C) *TAXES*

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(D) FOREIGN CURRENCY TRANSLATION

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of self-sustaining overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent, except as noted below at (iv). Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(iv) Translation of financial reports of integrated overseas operations

The activities undertaken in Abu Dhabi are integrated with the activities of the Australian Hydrocarbons business. The assets, liabilities and equity of the Abu Dhabi operations are consolidated using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange current at the reporting date. Any resultant exchange differences are recorded as revenue or expense in the consolidation. The impact for the current financial year on translation was an increase in profit of $0.2 million.

(E) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

(F) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(G) RECEIVABLES

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(H) INVENTORIES

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(I) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 5.5%.

(J) DEPRECIATION OF PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(K) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(L) LEASES

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(M) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(N) *TRADE AND OTHER PAYABLES*

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(O) *INTEREST BEARING LIABILITIES*

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(P) *PROVISIONS*

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) *Dividends payable*

Provision is made for the amount of any dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date.

(ii) *Insurance provision*

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation, as well as the levels of compensation awarded through the courts.

(iii) *Service warranties provision*

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(Q) *JOINT VENTURES*

(i) *Joint venture operations*

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) *Joint venture entities*

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(R) *REPAIRS AND MAINTENANCE*

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(S) *EMPLOYEE ENTITLEMENTS*

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity Based Compensation Scheme – Performance Rights

Performance rights ("rights") over the ordinary shares of Worley Group Limited are granted to Executive Directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of Directors. The fair value of the rights are being amortised on a straight line basis over their three year vesting period. The fair value of the rights is the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right.

Refer to note 1(b) for details of the change in accounting policy on the recognition of equity based compensation schemes.

(T) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(U) CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(V) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statement of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associated are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(W) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(X) EARNINGS PER SHARE

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

a) costs of servicing equity (other than dividends);

b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(Y) DERIVATIVE FINANCIAL INSTRUMENTS

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of sale or purchase.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
2 REVENUE				
REVENUES FROM OPERATING ACTIVITIES				
Services	373,319	375,431	–	–
	373,319	375,431	–	–
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES				
Interest revenue	1,272	607	33	103
Dividends	–	–	25,014	27,553
Other	893	1,705	–	–
	2,165	2,312	25,047	27,656
Revenue from ordinary activities	375,484	377,743	25,047	27,656

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
3 EXPENSES AND LOSSES/(GAINS)					
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:					
(A) NET GAINS					
Net gain on disposal					
Investments		–	(29)	–	–
Property, plant and equipment		(8)	–	–	–
Foreign exchange		(439)	–	–	–
		(447)	(29)	–	–
(B) NET EXPENSES AND LOSSES					
Depreciation of property, plant and equipment		4,082	4,367	–	–
Amortisation					
Leasehold improvements		576	845	–	–
Plant and equipment under finance leases		304	615	–	–
Goodwill		1,694	1,623	–	–
Trade name		1,750	1,750	–	–
Deferred expenditure		170	120	–	–
Total amortisation		4,494	4,953	–	–
Total depreciation and amortisation		8,576	9,320	–	–
Other charges against assets					
Bad and doubtful debts – trade debtors		1,407	2,552	–	–
Bad and doubtful debts – loans to associate		–	(500)	–	–
Borrowing costs					
Interest and finance charges paid/payable		923	271	–	–
Finance charges – capitalised leases		38	91	–	–
Total borrowing costs		961	362	–	–
Other expenses and losses					
Operating lease rentals – minimum lease		8,259	9,238	–	–
Foreign exchange losses		–	442	–	–
Net loss on disposal of property, plant and equipment		–	82	–	–
Provisions					
Employee entitlements	35	2,137	2,131	–	–
Insurance	18	240	480	–	–
Support of associate	18	(187)	(1,650)	–	–
Deferred revenue	18	541	1,093	–	–
Warranties	18	195	–	–	–

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
4 INCOME TAX					
The income tax expense/(benefit) for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:					
Profit from ordinary activities before income tax		40,736	32,394	24,864	27,572
Income tax calculated at 30%		12,221	9,718	7,459	8,272
Tax effect of permanent differences					
Rebateable dividends		–	–	(7,504)	(8,266)
Share of associates' net profits		(2,924)	(1,676)	–	–
Amortisation of goodwill and trade name		1,033	1,039	–	–
Legal and professional expenses not deductible		65	143	–	–
Provision for support of related entity		(15)	(645)	–	–
Additional allowable tax depreciation		(1,300)	(1,341)	(396)	–
Other		(149)	477	–	–
Income tax adjusted for permanent differences		8,931	7,715	(441)	6
Research and development concession relating to prior years		(351)	(3,319)	–	–
Overprovision in previous financial year		(294)	(97)	(478)	–
International tax rate differential[1]		1,805	2,537	–	–
Income tax expense/(benefit)		10,091	6,836	(919)	6
DEFERRED TAX ASSETS AND LIABILITIES					
Current tax payable	17	6,148	4,594	1,822	6
Provision for deferred income tax – non-current	20	9,881	7,782	9,326	–
Future income tax benefit – non-current	13	8,894	8,139	8,564	–

1 represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Group qualifies for tax benefits in relation to research and development costs incurred. The tax benefit for the current financial year has been estimated at $0.9 million (2003 – $1.0 million) with an uplift on the prior year estimate of $0.3 million.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the Group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
5 CURRENT ASSETS – CASH ASSETS					
Cash at bank and on hand		24,139	35,428	686	1,168
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:					
Balances as above		24,139	35,428	686	1,168
Less: Bank overdrafts	16	(7,189)	(2,605)	–	–
Balance per statement of cash flows		16,950	32,823	686	1,168
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		67,853	56,415	–	–
Less: Provision for doubtful debts		(2,603)	(6,565)	–	–
		65,250	49,850	–	–
Other receivables		4,710	7,137	210	244
Deferred foreign exchange gains	40	839	1,843	–	–
Amounts owing by related parties and associates	38	13,649	11,318	41,558	28,959
		84,448	70,148	41,768	29,203
7 CURRENT ASSETS – INVENTORIES					
Work in progress		17,876	10,777	–	–
8 CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Prepayments		2,657	1,234	–	–
9 NON–CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	28	27,791	11,713	–	–
10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	–	–	94,660	94,660
Other investments at cost		139	120	–	–
		139	120	94,660	94,660

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	1,216	432	–	–
Less: Accumulated depreciation	(63)	(54)	–	–
	1,153	378	–	–
LEASEHOLD IMPROVEMENTS				
At cost	2,588	2,560	–	–
Less: Accumulated amortisation	(1,641)	(1,143)	–	–
	947	1,417	–	–
PLANT AND EQUIPMENT				
At cost	21,785	20,411	–	–
Less: Accumulated depreciation	(15,252)	(12,354)	–	–
	6,533	8,057	–	–
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	1,782	2,338	–	–
Less: Accumulated amortisation	(1,117)	(1,004)	–	–
	665	1,334	–	–
Total property, plant and equipment	9,298	11,186	–	–

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

		CONSOLIDATED				
	NOTES	LAND AND BUILDINGS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2003		378	8,057	1,417	1,334	11,186
Additions through acquisition of entity	27	–	329	–	–	329
Additions		797	2,450	130	83	3,460
Disposals		–	(100)	(23)	(448)	(571)
Depreciation and amortisation expense		(9)	(4,073)	(576)	(304)	(4,962)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(13)	(130)	(1)	–	(144)
Balance at 30 June 2004		1,153	6,533	947	665	9,298

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
12 NON-CURRENT ASSETS – INTANGIBLES					
Goodwill		35,051	32,247	–	–
Less: Accumulated amortisation		(4,319)	(2,625)	–	–
		30,732	29,622	–	–
Trade name		35,000	35,000	–	–
Less: Accumulated amortisation		(4,667)	(2,917)	–	–
		30,333	32,083	–	–
		61,065	61,705	–	–
13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
Future income tax benefit		8,894	8,139	8,564	–
14 NON-CURRENT ASSETS – OTHER					
Other		2,451	211	–	–
15 CURRENT LIABILITIES – PAYABLES					
Trade creditors		12,930	13,460	–	–
Payables to related parties and associates	38	3,630	2,057	–	–
Provision for deferred foreign exchange gain	40	839	1,843	–	–
Other creditors and accruals		26,835	26,265	6	576
		44,234	43,625	6	576
16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
SECURED					
Bank overdraft		7,189	2,605	–	–
Bank loans		3,000	419	–	–
Lease liability	33	462	682	–	–
Hire purchase liabilities		157	146	–	–
		10,808	3,852	–	–

Details of the security relating to each of the secured liabilities are set out in note 30.

		CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
17 CURRENT LIABILITIES – TAX LIABILITIES					
Income tax payable		6,148	4,594	1,822	6

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
18 CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	11,794	9,449	–	–
Provision for deferred revenue	18(a)	5,714	5,173	–	–
Provision for insurance	18(b)	3,120	2,880	–	–
Provision for support of associate	18(c)	3,373	3,560	–	–
Provision for dividends payable		–	7,469	–	7,469
Provision for warranties		195	–	–	–
		24,196	28,531	–	7,469

(A) PROVISION FOR DEFERRED REVENUE

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(B) PROVISION FOR INSURANCE

Refer to note 1(p).

(C) PROVISION FOR SUPPORT OF ASSOCIATE

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

MOVEMENTS IN PROVISIONS

CONSOLIDATED – 2004	DEFERRED REVENUE $'000	INSURANCE $'000	SUPPORT OF ASSOCIATE $'000	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	5,173	2,880	3,560	7,469	19,082
Additional provision	2,731	240	–	–	2,971
Amounts utilised during the financial year	(2,190)	–	(187)	(7,469)	(9,846)
Carrying amount at 30 June 2004	5,714	3,120	3,373	–	12,207

PARENT ENTITY – 2004	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	7,469	7,469
Additional provision	–	–
Amounts utilised during the financial year	(7,469)	(7,469)
Carrying amount at 30 June 2004	–	–

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
UNSECURED					
Lease liabilities	33	204	689	–	–
Hire purchase liability		111	–	–	–
		315	689	–	–

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax		9,881	7,782	9,326	–
21 NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	2,718	2,926	–	–
22 CONTRIBUTED EQUITY					
(A) SHARE CAPITAL					
Ordinary shares fully paid		108,858	108,883	108,858	108,883

	2004 NUMBER OF SHARES	2004 $'000	2003 NUMBER OF SHARES	2003 $'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	149,356,711	108,883	35,522,122	94,660
Issued during the financial year				
– exercise of options	–	–	2,823,948	4,728
– share split prior to listing	–	–	101,510,641	–
– public equity raising	–	–	9,500,000	16,420
less transaction costs	–	(25)	–	(6,925)
Balance at the end of the financial year	149,356,711	108,858	149,356,711	108,883

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(D) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2003 – nil). No options have been granted during or since the end of the financial year.

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
23 RESERVES AND RETAINED PROFITS					
Foreign currency translation reserve		(6,078)	(4,591)	–	–
Retained profits		36,053	13,545	25,666	8,097
		29,975	8,954	25,666	8,097

(I) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

		CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
MOVEMENTS					
Foreign currency translation reserve					
Balance at the beginning of the financial year		(4,591)	(929)	–	–
Loss on translation of foreign controlled entities and associates		(1,487)	(3,662)	–	–
Balance at the end of the financial year		(6,078)	(4,591)	–	–
(II) RETAINED PROFITS					
Balance at the beginning of the financial year		13,545	7,342	8,097	–
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		–	(188)	–	–
Dividends provided for or paid	26	(8,214)	(19,469)	(8,214)	(19,469)
Balance at the end of the financial year		36,053	13,545	25,666	8,097
24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES COMPRISE					
Interest in:					
Contributed equity		910	492	–	–
Retained profits		965	288	–	–
Reserves		(250)	45	–	–
		1,625	825	–	–

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004	12 MONTHS TO 30 JUNE 2003
25 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	20.6	18.1
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	143,194,711
Diluted earnings per share (cents per share)	20.6	17.8
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	145,426,573

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000

26 DIVIDENDS

(A) ORDINARY SHARES

Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	–	2,000	–	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	–	10,000	–	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	–	7,469	–	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	–	8,214	–
Total dividends paid and declared for payment	8,214	19,469	8,214	19,469

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	12,619	11,499	12,619	6,667

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of the current tax liability;

b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

27 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEY GROUP LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	–	–
Worley International Inc		USA	100	100	–	–
CTR Solutions Pty Limited		Australia	100	100	–	–
Worley No 2 Pty Limited	(1)	Australia	100	100	–	–
Worley Engineering Pty Limited	(1)	Australia	100	100	–	–
Worley Developments Pty Limited		Australia	100	100	*	*

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited	(b)	Australia	100	100	–	–
Jones & Jones Engineering Design Pty Limited		Australia	51	–	–	–
Worley Astron Pty Limited		Australia	60	–	–	–
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	–	–
Worley Select Sdn Bhd		Malaysia	100	100	–	–
Worley Limited		Hong Kong	100	100	–	–
Worley Sdn Bhd		Malaysia	100	100	–	–
PT Ceria Worley		Indonesia	87.5	87.5	–	–
Worley Pte Limited		Singapore	100	100	–	–
Cadskills Pte Limited		Singapore	100	100	–	–
EnergySkills (Thailand) Limited		Thailand	100	100	–	–
Sinn Phan Thavee Co Limited		Thailand	100	100	–	–
Worley International Limited		Thailand	100	100	–	–
Australian Biodiesel Pty Limited	(b)	Australia	51	51	–	–
Worley Trinidad Limited		Trinidad	100	100	–	–
Worley Qatar W.L.L.		Qatar	100	80	–	–
Pars Worley Qeshm Limited		Iran	60	60	–	–
Worley & Partners LLC		Oman	60	60	–	–
Worley Engineering (India) Pvt Limited		India	100	100	–	–
Worley International Infrastructure Pty Limited	(a)	Australia	100	100	–	–
Worley Infrastructure Pty Limited	(b)	Australia	100	100	–	–
Worley Chemicals & Minerals Pty Ltd	(b)	Australia	100	100	–	–
Coffs Harbour Resource Recovery Pty Ltd	(b)	Australia	100	–	–	–
Worley Waste Management Pty Ltd	(b)	Australia	100	–	–	–
BRW Power Generation (Esperance) Pty Ltd		Australia	75	–	–	–
Worley Technologies Pty Limited		Australia	100	100	–	–

* Investment less than $500.

(a) Previously named Worley Safety & Risk Management Pty Limited.

(b) Dormant company.

(1) Entities subject to class order relief.

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up. The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

	CLOSED GROUP	
	2004 $'000	2003 $'000
(I) CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	39,212	32,858
Income tax expense relating to ordinary activities	(10,171)	(7,048)
Profit from ordinary activities after income tax	29,041	25,810
Net profit attributable to outside equity interest	29	302
Net profit attributable to members of Worley Group Limited	29,070	26,112
Retained profits at 1 July	13,866	7,223
Dividends provided for or paid	(8,214)	(19,469)
Retained profits at 30 June	34,722	13,866
(II) CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		
ASSETS		
Current assets		
Cash assets	24,139	35,428
Receivables	87,867	67,228
Inventories	18,076	10,777
Other financial assets	2,657	1,234
Total current assets	132,739	114,667
Non-current assets		
Investments accounted for using the equity method	23,127	11,713
Other financial assets	139	120
Property, plant and equipment	9,288	11,186
Intangible assets	60,848	61,474
Deferred tax assets	8,365	7,426
Other	2,451	211
Total non-current assets	104,218	92,130
TOTAL ASSETS	236,957	206,797
LIABILITIES		
Current liabilities		
Payables	44,163	42,291
Interest bearing liabilities	10,808	3,852
Tax liabilities	6,172	4,118
Provisions	23,726	26,156
Total current liabilities	84,869	76,417
Non-current liabilities		
Interest bearing liabilities	315	689
Deferred tax liabilities	9,881	7,782
Provisions	2,718	2,926
Total non-current liabilities	12,914	11,397
TOTAL LIABILITIES	97,783	87,814
NET ASSETS	139,174	118,983
EQUITY		
Contributed equity	108,858	108,883
Reserves	(6,078)	(4,591)
Retained profits	34,722	13,866
Equity attributable to members of Worley Group Limited	137,502	118,158
Outside equity interests	1,672	825
TOTAL EQUITY	139,174	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(B) ACQUISITION OF CONTROLLED ENTITIES

During the year, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, contributed $0.5 million to acquire a 60% shareholding in Worley Astron Pty Limited. On 17 March 2004, Worley Astron Pty Limited acquired identifiable net assets of $0.5 million and goodwill of $0.4 million.

On 1 July 2003, Worley Engineering Pty Limited acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

The fair value of the identifiable net assets acquired is as follows:

	TOTAL $'000
ASSETS	
Cash assets	622
Receivables	1,937
Inventories	57
Other financial assets	66
Property, plant and equipment	329
Deferred tax assets	245
Total assets	3,256
LIABILITIES	
Payables	849
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,058
Net assets	1,198
Less:	
Outside equity interests	(714)
Goodwill arising on acquisition	1,606
Cash consideration paid	2,090
Net cash effect:	
Cash consideration paid	2,090
Cash included in net assets acquired	(622)
	1,468

28 INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2004 %	2003 %	2004 $'000	2003 $'000
Burns & Roe Worley Pty Limited	Power and Water	50	50	3,956	2,731
Esperance Power Station Pty Limited	Power	31.25	31.25	2,611	–
Esperance Pipeline Company Pty Limited	Power	31.25	31.25	2,053	–
Worley ABB Procurement Pty Limited	Procurement	50	50	–	–
I&E Systems Pty Limited	Technology	50	50	982	468
MEG Worley Limited[1]	Hydrocarbons	50	–	3,740	–
WorleyParsons Energy Services LLC[2]	Hydrocarbons	50	–	1,222	–
Transfield Worley Limited[3]	Hydrocarbons	50	50	2,148	1,295
Petrocon Arabia Co Limited[2]	Hydrocarbons	50	50	5,581	3,966
Worley Arabia Co Limited[2]	Hydrocarbons	50	50	72	–
Source Personnel Pty Limited	Hydrocarbons	40	40	–	–
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	228	208
Ranhill Worley Sdn Bhd	Hydrocarbons	49	49	3,170	1,498
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	822	838
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	113	140
Damit Worley Engineering Sdn Bhd	Hydrocarbons	50	50	1,093	569
				27,791	11,713

1 Balance date is 31 July.
2 Balance date is 31 December.
3 Balance date is 31 March.

(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Carrying amount at the beginning of the financial year	11,713	10,312
Addition of new investments	7,925	6
Change in accounting from associates to controlled entities	–	606
	19,638	10,924
Share of net profits attributable to associates	9,745	5,587
Less dividends received	(1,809)	(3,324)
Movement in foreign currency translation reserve of associates	217	(1,474)
Carrying amount at the end of the financial year	27,791	11,713

28 INVESTMENTS IN ASSOCIATES (continued)

(C) NET PROFITS ATTRIBUTABLE TO ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Operating profits before income tax expense	11,569	6,825
Income tax expense	(1,428)	(1,030)
Operating profits after income tax expense	10,141	5,795
Amortisation of goodwill	(396)	(208)
Net profits attributable to associates	9,745	5,587
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(I) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(1,420)	54
Effect of increase in foreign currency translation reserve during the financial year	217	(1,474)
Balance at the end of the financial year	(1,203)	(1,420)
(II) RETAINED PROFITS		
Balance at the beginning of the financial year	3,265	1,002
Net profits attributable to associates	9,745	5,587
Dividends received from associates	(1,809)	(3,324)
Balance at the end of the financial year	11,201	3,265
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	4,394	5,240
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	2,559	840
Finance lease commitments	6,404	28
Capital expenditure commitments[1]	5,467	8,513
	14,430	9,381

1 Relates to expenditure commitments for the Esperance Power project.

(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

The consolidated entity's share of aggregate assets and liabilities of associates are:		
Current assets	49,560	31,998
Non-current assets	32,116	3,839
Current liabilities	(32,260)	(24,623)
Non-current liabilities	(24,160)	(644)
Net assets	25,256	10,570
Unamortised goodwill at the end of the financial year	2,535	1,143
Carrying amount at the end of the financial year	27,791	11,713

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	OWNERSHIP INTEREST CONSOLIDATED 2004 %	2003 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture[1]	Integrated engineering and construction services	50	50
Parsons Worley Team	Reconstruction of Iraq oil infrastructure	37.5	–
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE Joint Venture	Project services	50	50
Worley Maunsell Joint Venture	Project services	50	50

1 Balance date is 31 December.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statements of financial position under the following classifications:

	CONSOLIDATED 2004 $'000	2003 $'000
ASSETS		
Current assets		
Cash assets	10,457	14,455
Receivables	11,406	5,483
Other financial assets	10,668	4,908
Total current assets	32,531	24,846
Non-current assets		
Plant and equipment	633	1,308
Other	173	135
Total non-current assets	806	1,443
TOTAL ASSETS	33,337	26,289
LIABILITIES		
Current liabilities		
Payables	18,102	14,847
Provisions	7,528	7,733
Total current liabilities	25,630	22,580
Non-current liabilities		
Other	739	631
Total non-current liabilities	739	631
TOTAL LIABILITIES	26,369	23,211
NET ASSETS	6,968	3,078

30 FINANCING ARRANGEMENTS

The consolidated entity had unrestricted access at balance date to the following lines of credit:

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
SECURED FACILITIES				
Total facilities available				
Loan facilities	27,000	27,000	27,000	27,000
Overdraft facilities	6,378	8,340	5,000	5,000
Bank guarantees and letters of credit	29,000	25,380	29,000	24,000
	62,378	60,720	61,000	56,000
Facilities utilised at balance date				
Loan facilities	3,000	530	–	–
Overdraft facilities	419	160	–	–
Bank guarantees and letters of credit	18,050	17,710	18,050	17,710
	21,469	18,400	18,050	17,710
Facilities not utilised at balance date				
Loan facilities	24,000	26,470	27,000	27,000
Overdraft facilities	5,959	8,180	5,000	5,000
Bank guarantees and letters of credit	10,950	7,670	10,950	6,290
	40,909	42,320	42,950	38,290
UNSECURED FACILITIES				
Total facilities available				
Overdraft facilities	5,029	250	–	–
Bank guarantees and letters of credit	4,512	10,000	–	–
	9,541	10,250	–	–
Facilities utilised at balance date				
Overdraft facilities	2,783	–	–	–
Bank guarantees and letters of credit	4,198	1,410	–	–
	6,981	1,410	–	–
Facilities not utilised at balance date				
Overdraft facilities	2,246	250	–	–
Bank guarantees and letters of credit	314	8,590	–	–
	2,560	8,840	–	–

SECURED FACILITIES

The secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the controlled entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000

31 NON-CASH FINANCING ACTIVITIES

Acquisition of plant and equipment by means of finance leases	83	732	–	–

32 NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of operating profit after income tax to net cash flow from operating activities:

Net profit after income tax expense	30,645	25,558	25,783	27,566
NON-CASH ITEMS				
Depreciation of non-current assets	4,658	4,367	–	–
Amortisation of non-current assets	3,917	4,953	–	–
Provision for support of related entity	–	(1,650)	–	–
Dividends received from associates	1,808	3,324	–	–
Share of associates' net profits	(9,745)	(5,587)	–	–
Net gain on disposal of investments	–	(29)	–	–
Net (gain)/loss on disposal of property, plant and equipment	(8)	82	–	–
Finance charges on capitalised leases	38	91	–	–
Cash flow adjusted for non-cash items	31,313	31,109	25,783	27,566
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR				
(Increase)/decrease in receivables	(10,384)	7,166	(5,328)	–
Increase in inventories	(7,042)	(492)	–	–
Increase in prepayments	(1,357)	(173)	–	–
Increase in other assets	(2,408)	–	–	–
(Increase)/decrease in future income tax benefit	(510)	148	(8,564)	–
(Decrease)/increase in payables	(116)	(6,555)	(570)	576
Increase/(decrease) in provision for income tax	1,228	(3,899)	1,816	6
Increase in other provisions	2,110	3,597	–	–
Increase/(decrease) in provision for deferred tax	2,029	(965)	9,326	–
Exchange rate movement on opening balances	(1,638)	(1,938)	–	–
Net cash inflow from operating activities	13,225	27,998	22,463	28,148

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
33 COMMITMENTS FOR EXPENDITURE					
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		8,036	3,913	–	–
Later than one year and not later than five years		5,718	4,803	–	–
Later than five years		83	1,430	–	–
Commitments not recognised in the financial statements		13,837	10,146	–	–
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		478	712	–	–
Later than one year and not later than five years		224	749	–	–
Minimum lease payments		702	1,461	–	–
Less:					
Future finance charges		(36)	(90)	–	–
Total lease liabilities		666	1,371	–	–
Representing lease liabilities:					
Current	16	462	682	–	–
Non-current	19	204	689	–	–
Total lease liabilities		666	1,371	–	–

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000

34 CONTINGENT LIABILITIES

GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.

These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Bank guarantees outstanding at balance date in respect of financing facilities		2,466	3,196	–	–
Bank guarantees outstanding at balance date in respect of contractual performance		19,782	15,924	–	–
		22,248	19,120	–	–

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The Directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

The aggregate employee entitlements liability, including on-costs is comprised of:

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Provisions (current)	18	11,794	9,449	–	–
Provisions (non-current)	21	2,718	2,926	–	–
		14,512	12,375	–	–
EMPLOYEE NUMBERS					
Number of employees as at 30 June		2,280	2,471	–	–

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(A) OPTIONS

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2004		2003	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of financial year	–	–	2,823,948	$1.67
– exercised	–	–	(2,823,948)	$1.67
Balance at end of financial year	–	–	–	–

(B) EXECUTIVE PERFORMANCE RIGHTS

On 19 December 2003, a total of 814,037 (2003 – 785,962) performance rights were issued to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the fair value of the performance rights at inception are being amortised over three years on a straight line basis. The fair value of the rights issued have been determined at $1.37 (2003 – $1.32), using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2004 (2003 – nil).

36 DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

SPECIFIED DIRECTORS

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

SPECIFIED EXECUTIVES

Graham Hill

Iain Ross

Andrew Wood

David Mofflin

Peter Meurs

Mark Southey

David Steele

Chris Sutherland

(B) REMUNERATION POLICY FOR SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of Non-Executive Directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for Executive Directors, Non-Executive Directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

12 MONTHS TO 30 JUNE 2004

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS[1] $	STATUTORY SUPER-ANNUATION $	OTHER[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	NON-EXECUTIVE SHARE PLAN[4] $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	82,500	–	–	–	–	–	27,500	110,000
Ron McNeilly	56,250	–	–	5,063	–	–	18,750	80,063
Grahame Campbell	41,250	–	–	3,713	–	–	13,750	58,713
John Green	22,000	–	–	1,650	–	–	33,000	56,650
Erich Fraunschiel	52,500	–	–	–	–	–	17,500	70,000
John Grill	558,517	–	–	11,079	87,811	76,371	–	733,778
David Housego	274,080	28,130	–	10,781	15,527	30,873	–	359,391
	1,087,097	28,130	–	32,286	103,338	107,244	110,500	1,468,595
SPECIFIED EXECUTIVES								
Graham Hill	298,952	15,000	106,318	11,079	–	24,400	–	455,749
Iain Ross	393,962	–	–	11,079	–	27,388	–	432,429
Andrew Wood	307,320	13,750	74,226	–	–	28,095	–	423,391
David Mofflin	293,948	–	7,171	11,079	–	23,506	–	335,704
Peter Meurs	271,437	–	–	10,440	23,836	29,951	–	335,664
Mark Southey	251,188	15,000	–	11,079	19,579	24,400	–	321,246
David Steele[5]	131,292	134,236	716	5,492	–	–	–	271,736
Chris Sutherland[6]	76,161	–	2,411	3,300	6,060	7,333	–	95,265
	2,024,260	177,986	190,842	63,548	49,475	165,073	–	2,671,184

1 Other remuneration includes salary sacrifice items such as motor vehicles, as well as allowances and benefits including expatriate terms and conditions.
2 Represents additional superannuation contributions made by employee.
3 Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".
4 Represents Non-Executive Director contributions to share plan.
5 David Steele is employed by Burns & Roe Worley Pty Limited. The above disclosure represents Worley's share of his emoluments for the financial year.
6 Chris Sutherland joined the Executive Committee on 17 March 2004.

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES (CONTINUED)

12 MONTHS TO 30 JUNE 2003

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS[1] $	STATUTORY SUPER-ANNUATION $	OTHER[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	NON-EXECUTIVE SHARE PLAN[4] $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	65,481	–	–	–	–	–	13,750	79,231
Ron McNeilly	44,856	–	–	4,037	–	–	9,375	58,268
Grahame Campbell	32,894	–	–	4,541	–	–	6,875	44,310
John Green	23,269	–	–	2,094	–	–	16,500	41,863
Erich Fraunschiel	17,093	–	–	–	–	–	5,698	22,791
John Grill	533,317	100,000	2,769	10,519	20,110	49,871	–	716,586
David Housego	234,020	289,380	–	9,709	28,197	19,587	–	580,893
	950,930	389,380	2,769	30,900	48,307	69,458	52,198	1,543,942
SPECIFIED EXECUTIVES								
Graham Hill	259,588	–	111,977	9,912	–	15,689	–	397,166
Iain Ross	376,197	70,753	–	10,519	–	16,529	–	473,998
Andrew Wood	259,355	82,500	153,966	–	–	17,105	–	512,926
	895,140	153,253	265,943	20,431	–	49,323	–	1,384,090

1 Other remuneration includes salary sacrifice items such as motor vehicles, as well as allowances and benefits including expatriate terms and conditions.

2 Represents additional superannuation contributions made by employee.

3 Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

4 Represents Non-Executive Director contributions to share plan.

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(D) PERFORMANCE RIGHTS GRANTED AND VESTED DURING THE YEAR

During the financial year performance rights were granted as equity compensation benefits to certain specified Executive Directors and specified executives as disclosed below. The performance rights were issued free of charge. Each performance right entitles the holder to subscribe for one fully paid ordinary share in Worley Group Limited at a nil exercise price. The rights granted vest proportionately over a three year period based on the achievement of certain key performance criteria. The rights may only be exercised after this three year period when fully vested and expire 10 years from this initial exercise date.

(E) PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share ("EPS") hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index ("CPI") over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

			TERMS AND CONDITIONS FOR GRANTS MADE IN 2004			
	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER RIGHT AT GRANT DATE $	FIRST EXERCISE DATE	LAST EXERCISE DATE
SPECIFIED DIRECTORS						
John Grill	37,781	66,117	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Housego	14,838	29,808	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
SPECIFIED EXECUTIVES						
Graham Hill	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Iain Ross	12,522	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Andrew Wood	12,958	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Mofflin	11,345	22,356	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Peter Meurs	14,838	25,779	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Mark Southey	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Chris Sutherland	–	32,052	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
	128,054	282,958				

(F) PERFORMANCE RIGHTS HOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

				VESTED AT 30 JUNE 2004		
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	BALANCE AT 30 JUNE 2004	TOTAL	NOT EXERCISABLE	EXERCISABLE
SPECIFIED DIRECTORS						
John Grill	113,343	66,117	179,460	37,781	37,781	–
David Housego	44,515	29,808	74,323	14,838	14,838	–
SPECIFIED EXECUTIVES						
Graham Hill	35,657	22,436	58,093	11,886	11,886	–
Iain Ross	37,567	30,987	68,554	12,522	12,522	–
Andrew Wood	38,875	30,987	69,862	12,958	12,958	–
David Mofflin	34,036	22,356	56,392	11,345	11,345	–
Peter Meurs	44,515	25,779	70,294	14,838	14,838	–
Mark Southey	35,657	22,436	58,093	11,886	11,886	–
Chris Sutherland	–	32,052	32,052	–	–	–
	384,165	282,958	667,123	128,054	128,054	–

(G) SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	NUMBER OF SHARES HELD IN WORLEY GROUP LIMITED			
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	NET CHANGE OTHER	BALANCE AT 30 JUNE 2004
SPECIFIED DIRECTORS				
John Schubert	1,225,853	9,251	–	1,235,104
Ron McNeilly	275,369	6,307	–	281,676
Grahame Campbell	362,087	4,624	–	366,711
John Green	707,976	11,100	–	719,076
Erich Fraunschiel	28,283	5,887	–	34,170
John Grill	29,254,090	–	–	29,254,090
David Housego	561,152	–	(261,152)	300,000
SPECIFIED EXECUTIVES				
Graham Hill	10,000	–	–	10,000
Iain Ross	366,170	–	(40,351)	325,819
Andrew Wood	608,985	–	–	608,985
David Mofflin	798,852	–	(100,000)	698,852
Peter Meurs	12,234,115	–	(765,784)	11,468,331
Mark Southey	10,000	–	3,000	13,000
David Steele	256,830	–	(213,599)	43,231
	46,699,762	37,169	(1,377,886)	45,359,045

All equity transactions with specified Directors and specified executives other than those arising as a grant of remuneration have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(H) LOANS TO SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	BALANCE AT 1 JULY 2003 $	INTEREST CHARGED $	REPAYMENTS $	BALANCE AT 30 JUNE 2004 $	NUMBER IN GROUP
Specified Directors	20,200	1,176	(21,376)	–	1

No loans were advanced to specified executives during the financial year and no balances existed as at 1 July 2003. There were no loan balances greater than $100,000 at any time during the financial year.

Loans to specified Directors were unsecured and accrued interest at a rate of 6.5% per annum. Loans were repayable on demand.

	CONSOLIDATED		PARENT ENTITY	
	2004 $	2003 $	2004 $	2003 $
37 REMUNERATION OF AUDITORS				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	409,990	475,233	–	–
Other auditors of controlled entities	12,321	31,233	–	–
	422,311	506,466	–	–
Amounts received for other services:				
Services provided in relation to the initial public offer	–	605,903	–	–
Other assurance related services	113,003	85,165	–	–
	113,003	691,068	–	–
	535,314	1,197,534	–	–

38 RELATED PARTIES

(A) DIRECTORS

The names of persons who were Directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert

Ron McNeilly

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of Worley Group Limited and its wholly owned entities listed at note 27.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Dividend revenue			25,014	27,553
(C) OTHER RELATED PARTIES				
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates and related parties	1,809	3,324	–	–
Controlled entities	–	–	25,014	27,553
Other revenue				
Associates and related parties	404	2,618	–	–
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	–	–	12,599	38,548
Associates and related parties	5,422	73	–	–
Loan repayments from				
Controlled entities	–	–	–	9,589
Associates and related parties	3,439	1,109	–	–

38 RELATED PARTIES (continued)

(C) OTHER RELATED PARTIES (CONTINUED)

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	–	–	41,558	28,959
Associates and related parties	13,649	11,318	–	–
Current payables				
Associates and related parties	3,630	2,057	–	–

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES

Worley Group Limited is the ultimate Australian parent company.

39 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in 4 primary business segments: Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water. The Hydrocarbons segment now incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units. Prior year comparatives are restated to reflect the current management structure.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2004	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	243,242	94,793	33,707	1,577	–	–	373,319
Inter-segment sales	927	571	4,145	–	–	(5,643)	–
Total sales revenue	244,169	95,364	37,852	1,577	–	(5,643)	373,319
Share of net profit of associates	7,223	–	–	2,522	–	–	9,745
Other revenue	–	–	–	–	2,165	–	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: share of associates' revenue	125,683	–	–	26,565	–	–	152,248
Less: procurement revenue	(12,930)	–	–	–	–	–	(12,930)
Less: share of associates' net profit	(7,223)	–	–	(2,522)	–	–	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	–	–	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	–	–	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	–	–	–	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	–	–	8,620	–	–	27,791
Acquisition of property, plant and equipment, intangible and other non current assets	4,062	2,527	495	4,630	–	–	11,714
Depreciation and amortisation expense	3,930	356	177	–	–	–	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non-cash expenses other than depreciation and amortisation	173	–	–	–	–	–	173

39 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2003	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	272,266	66,850	27,384	–	680	–	367,180
Procurement services revenue	8,251	–	–	–	–	–	8,251
Inter-segment sales	1,253	–	2,148	–	–	(3,401)	–
Total sales revenue	281,770	66,850	29,532	–	680	(3,401)	375,431
Share of net profit of associates	4,995	–	–	592	–	–	5,587
Other revenue	–	–	–	–	2,312	–	2,312
Total segment revenue	286,765	66,850	29,532	592	2,992	(3,401)	383,330
Add: share of associates' revenue	80,395	–	–	29,464	–	–	109,859
Less: procurement revenue – controlled	(8,251)	–	–	–	–	–	(8,251)
Less: procurement revenue – associates	(4,977)	–	–	–	–	–	(4,977)
Less: share of associates' net profit	(4,995)	–	–	(592)	–	–	(5,587)
Aggregated revenue	348,937	66,850	29,532	29,464	2,992	(3,401)	474,374
Segment result	39,055	8,468	2,640	592	1,663	–	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Profit from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	78,241	19,390	11,367	2,731	–	–	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							37,227
Consolidated total assets							210,661
Segment liabilities	42,828	9,227	6,187	–	–	–	58,242
Unallocated corporate liabilities							33,757
Consolidated total liabilities							91,999
Investments in associates included in segment assets	8,982	–	–	2,731	–	–	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	–	–	–	4,980
Depreciation and amortisation expense	4,022	410	220	–	1,471	–	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non-cash expenses other than depreciation and amortisation	144	–	–	–	–	–	144

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2004	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	299,877	56,208	17,234	373,319
Aggregated revenue	366,330	105,490	42,982	514,802
Segment assets	195,811	33,866	9,081	238,758

12 MONTHS TO 30 JUNE 2003	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	286,987	61,888	26,556	375,431
Aggregated revenue	341,099	106,719	26,556	474,374
Segment assets	181,209	23,684	5,768	210,661

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments (in Power and Water) and the development and commercialisation of technological innovation.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary segments are Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water.

Geographically, the consolidated entity operates in three predominant segments, Australia and New Zealand; Asia and the Middle East; and the Americas. Outside of Australia, activities are predominantly in the Hydrocarbons segment.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

40 FINANCIAL INSTRUMENTS

(A) OFF-BALANCE SHEET DERIVATIVE INSTRUMENTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
SELL US DOLLARS	2004 $'000	2003 $'000	2004	2003
0 – 6 months	8,474	11,776	0.7314	0.5526
6 – 12 months	3,360	–	0.7005	–
Total sell US Dollars	11,834	11,776	0.7224	0.5526
SELL CANADIAN DOLLARS				
6 – 12 months	388	–	0.9488	–

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2004 $'000	2003 $'000
Unrealised gains	60	1,843
Less: Unrealised losses	(899)	–
Net unrealised (losses)/gains	(839)	1,843

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

AS AT 30 JUNE 2004	WEIGHTED AVERAGE INTEREST RATE (%)	FLOATING INTEREST RATE $'000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $'000	OVER 1 YEAR TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
FINANCIAL ASSETS							
Cash and deposits	5.25	24,139	–	–	–	–	24,139
Receivables		–	–	–	–	84,248	84,248
Other financial assets		–	–	–	–	2,796	2,796
Total financial assets		24,139	–	–	–	87,044	111,183
FINANCIAL LIABILITIES							
Bank overdrafts	8.75	7,189	–	–	–	–	7,189
Bank loans	6.42	–	3,000	–	–	–	3,000
Interest bearing liabilities	6.23	–	619	315	–	–	934
Trade and other creditors		–	–	–	–	44,234	44,234
Total financial liabilities		7,189	3,619	315	–	44,234	55,357
Net financial assets							55,826
AS AT 30 JUNE 2003							
FINANCIAL ASSETS							
Cash and deposits	4.75	35,428	–	–	–	–	35,428
Receivables		–	–	–	–	70,148	70,148
Other financial assets		–	–	–	–	120	120
Total financial assets		35,428	–	–	–	70,268	105,696
FINANCIAL LIABILITIES							
Bank overdrafts	8.50	2,605	–	–	–	–	2,605
Bank loans	6.42	–	419	–	–	–	419
Interest bearing liabilities	6.23	–	828	689	–	–	1,517
Trade and other creditors		–	–	–	–	45,125	45,125
Total financial liabilities		2,605	1,247	689	–	45,125	49,666
Net financial assets							56,030

	CONSOLIDATED 2004 $'000	2003 $'000
(D) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets as above	55,826	56,030
Non-financial assets and liabilities:		
Inventories	17,876	10,777
Property, plant and equipment	9,298	11,186
Other assets	100,401	84,845
Provisions	(26,914)	(33,300)
Other liabilities	(16,029)	(10,876)
Net assets per balance sheet	140,458	118,662

41 SUBSEQUENT EVENTS

Effective 1 July 2004, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

42 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Worley has commenced the transition of accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards ("IFRS"). Worley is required to prepare its first fully IFRS compliant financial report for the year ended 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect Worley on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Worley. At this stage the financial impact to the Group has not been fully quantified.

GOODWILL

Under AASB 3 "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the 12 months to 30 June 2004 was $1.7 million.

IMPAIRMENT OF ASSETS

Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

INTANGIBLE ASSETS

The Worley trade name satisfies the conditions of AASB 138 "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

INCOME TAXES

Under AASB 12 "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the statement of financial position or a tax based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. Based on a carrying value of $30.3 million as at 30 June 2004, a deferred tax liability of $9.1 million would be recognised. This will not impact the statement of financial performance on transition date. It is not expected that there will be any further material impact as a result of the adoption of this standard.

SHARE BASED PAYMENTS

Under AASB 2 "Share Based Payments", Worley is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the statement of financial performance. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Worley already applies the provisions of this Standard and it is not expected that there will be any further material impact on formal adoption.

HEDGE ACCOUNTING

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- Identify the type of hedge – fair value or cash flow
- Identify the hedged item or transaction
- Identify the nature of the risk being hedged
- Identify the hedging instrument
- Demonstrate that the hedge has and will continue to be highly effective
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Worley currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Worley Group Limited, we state that:

(1) In the opinion of the Directors:

(a) *the financial statements and notes of the Company and of the consolidated entity are in accordance with the* Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the member of the Closed Group identified in Note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

John Schubert
Chairman
Sydney, 23 August 2004

John Grill
Director

INDEPENDENT AUDIT REPORT TO MEMBERS OF WORLEY GROUP LIMITED



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

SCOPE

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the Company) and the consolidated entity, for the financial year ended 30 June 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

AUDIT APPROACH

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

INDEPENDENCE

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

M. Elliott

Michael Elliott
Partner

Sydney
23 August 2004

SHAREHOLDER INFORMATION

TOP 20 HOLDERS OF FULLY PAID ORDINARY SHARES AS AT 24 AUGUST 2004

NAME	SHARES	% I/C	RANK
WILACI PTY LTD	25,712,370	17.22	1
LUJETA PTY LTD	16,122,840	10.79	2
NATIONAL NOMINEES LIMITED	11,645,172	7.80	3
J P MORGAN NOMINEES AUSTRALIA LIMITED	10,516,048	7.04	4
BEHANA PTY LTD	6,532,960	4.37	5
SKIPTAN PTY LTD (as Trustee for The Cumorah Trust)	5,829,809	3.90	6
QUEENSLAND INVESTMENT CORPORATION	5,404,366	3.62	7
SKIPTAN PTY LTD	5,183,522	3.47	8
WESTPAC CUSTODIAN NOMINEES LIMITED	3,030,835	2.03	9
FRENCH CONSULTING PTY LTD	2,544,507	1.70	10
JOHN GRILL	2,488,584	1.67	11
ANZ NOMINEES LIMITED	2,159,809	1.45	12
TAYLOR SQUARE DESIGNS PTY LTD	1,938,197	1.30	13
ACEPORT PTY LTD	1,696,160	1.14	14
INMAC ENGINEERING PTY LIMITED	1,458,890	0.98	15
UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	1,365,805	0.91	16
DAVID M RICHARDSON	1,356,070	0.91	17
CITICORP NOMINEES PTY LIMITED	1,333,364	0.89	18
JOHN CRAIG REEVES	1,271,809	0.85	19
JOHN SCHUBERT	1,217,979	0.82	20
TOTAL	108,809,096	72.86	

Total number of current holders for all named classes is 3,061.

SUBSTANTIAL HOLDERS OF 5% OR MORE OF FULLY PAID ORDINARY SHARES AS AT 24 AUGUST 2004*

NAME	SHARES	% I/C
JOHN GRILL	29,254,090	19.59
BILL PATERSON	16,911,373	11.32
PETER MEURS	11,448,331	7.67
TOTAL	57,613,794	38.58

* As disclosed in substantial shareholder notices received by the Company.

RANGE OF FULLY PAID ORDINARY SHARES AS AT 24 AUGUST 2004

	1 TO 1,000	1,001 TO 5,000	5,001 TO 10,000	10,001 TO 100,000	100,001 TO (MAX)	TOTAL
HOLDERS						
Issuer	283	363	104	59	40	849
Chess	469	1,150	327	221	45	2,212
Total	752	1,513	431	280	85	3,061
SHARES						
Issuer	211,616	1,060,135	844,720	1,900,242	65,967,335	69,984,048
Chess	339,934	3,435,656	2,648,770	5,624,413	67,323,890	79,372,663
Total	551,550	4,495,791	3,493,490	7,524,655	133,291,225	149,356,711
Total Holders						**3,061**
Total Shares						**149,356,711**

The number of shareholders holding less than marketable parcel of shares is four (shares: 231).

VOTING RIGHTS

All ordinary shares carry one vote per share without restriction.

CORPORATE INFORMATION

ACN 096 090 158

DIRECTORS

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7

116 Miller Street

North Sydney NSW 2060.

AUDITORS

Ernst & Young

BANKERS

HSBC Bank Australia Limited

LAWYERS

Freehills

Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited

Level 3, 60 Carrington Street

Sydney NSW 2000

Australia

Ph: 1300 855 080

DIRECTORY

REGISTERED OFFICE AND CORPORATE HEAD OFFICE:

Worley
Level 7,116 Miller Street
North Sydney NSW 2060
PO Box 1812, North Sydney
NSW 2059 Australia
Ph: 61 2 8923 6866

OTHER OFFICES:

ABU DHABI
Al Masaood Tower
Najda Street (8th Street)
PO Box 44169
Abu Dhabi, UAE
Ph: 971 2 676 6439

ADELAIDE
25 Conyngham Street
Glenside SA 5065
Australia
Ph: 61 8 8130 6100

AL KHOBAR
4th Floor, Adil Khashoggi Building
Dhahran Road, Al Khobar 31952
PO Box 31699, Al Khobar 31952
Kingdom of Saudi Arabia
Ph: 966 3 894 8700

BANGKOK
333 Lao Peng Nguan 1 Building
22nd Floor
Soi Chaypuang, Vibhavadi-Rangsit Road
Ladyao, Jatujak, Bangkok 10900
Thailand
Ph: 66 2 689 3000

BEIJING
6/F Air China Plaza
36 Xiaoyun Road
Chaoyang District 100027
Beijing
People's Republic of China
Ph: 86 10 8447-5408

BRISBANE
Level 3, 80 Albert Street
Brisbane QLD 4000
PO Box 81, Albert Street
Brisbane QLD 4002
Australia
Ph: 61 7 3221 7444

BUNBURY
28-30 Wellington Street
Bunbury WA 6230
PO Box 720, Bunbury WA 6230
Australia
Ph: 61 8 9781 2400

CALGARY
1001, 1st Street S.E
Calgary, Alberta T2G 5G3
Canada
Ph: 1 403 508 5300

DOHA
1st Floor
Business Building 'B' Ring Road
Near Jaidah Flyover
Doha, Qatar
PO Box 18130, Doha, Qatar
Ph: 974 43 53 110

GEELONG
Level 5, Focus Five
23-31 Gheringhap Street
Geelong VIC 3220
Australia
Ph: 61 3 5223 1511

GLADSTONE
Level 3, 190 Goondoon Street
Gladstone QLD 4680
PO Box 5004, Gladstone QLD 4680
Australia
Ph: 61 7 4972 8299

HOUSTON
5 Greenway Plaza, Suite 1000
Houston, Texas 77046
USA
Ph: 1 713 690 1131

IRAQ
(Services provided from Houston)
5 Greenway Plaza, Suite 1000
Houston, Texas 77046
USA
Ph: 1 713 350 1300

JAKARTA
Menara Batavia, Floor 12A
Jl. K.H. Mas Mansyur Kav. 126
Jakarta 10220
Indonesia
Ph: 62 21 574 6218

KALGOORLIE
Suite 2, 35 Brookman Street
Kalgoorlie WA 6430
Australia
Ph: 61 8 9026 2626

KARRATHA
Burrup Peninsula, Karratha WA 6714
PO Box 517, Karratha WA 6714
Australia
Ph: 61 8 9158 8475

KERTEH
No 10A, Tingkat 1, Bangunan PMINT
Bandar Baru Kerteh
24300 Kerteh, Terengganu
Malaysia
Ph: 60 9 826 1044

KUALA BELAIT
F204-F212 Komplek Harapan
Jalan Setia Di-Raja, KA3131 Kuala Belait
Negara Brunei Darussalam
PO Box 1692, KA1131, Kuala Belait
Negara Brunei Darussalam
Ph: 673 334 1410

KUALA LUMPUR
13th Floor,
Empire Tower City Square Centre
182 Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Ph: 60 3 2163 0499

KWINANA
Mason Road (BP Refinery)
Kwinana WA 6167
PO Box 2131, Rockingham WA 6168
Australia
Ph: 61 8 9419 9500

MACKAY
Level 1, 45 Victoria Street
Mackay QLD 4740
PO Box 1038, Mackay QLD 4740
Australia
Ph: 61 7 4953 2366

MELBOURNE
Level 17, 300 Flinders Street
Melbourne VIC 3000
Australia
Ph: 61 3 9205 0500

MIRI
Lot 1209, 1st Floor Lorong 9
Jalan Krokop
98000 Miri Sarawak
PO Box 2059, 98000 Miri Sarawak
Malaysia
Ph: 60 85 414 616

MUSCAT
Building No. 1362, Way No. 2316
Al Khuwair, Muscat
Sultanate of Oman
Post Box 1038, Jibroo 114
Sultanate of Oman
Ph: 968 600 009

NEW DELHI
M-26 Commercial Complex Greater
Kailash Part 11 (Market)
New Delhi 110048
India
Ph: 91 11 2641 7675

NEW PLYMOUTH
Level 5, Glenport House
25 Gill Street
New Plymouth, New Zealand
PO Box 705, New Plymouth
New Zealand
Ph: 64 6 759 6300

NEWCASTLE
21 Merewether Street
Newcastle NSW 2300
PO Box 814, Newcastle NSW 2300
Australia
Ph: 61 2 4927 0666

PERTH
Level 6, QV1 Building
250 St George's Terrace
Perth WA 6000
PO Box 7637, Cloister Square WA 6850
Australia
Ph: 61 8 9278 8111

PORT OF SPAIN
14 Rookery Nook
Maraval, Port of Spain
Trinidad and Tobago
Ph: 1 868 622 6250

ROCKINGHAM
Unit 8, 14-16 Commodore Drive
Rockingham WA 6168
Australia
Ph: 61 8 9529 2999

SHANGHAI
Room 701-703, No. 700 Gangtai Plaza,
Yan An Road (East)
Huangpu District 200001
Shanghai
People's Republic of China
Ph: 86 21 5385 0500

SINGAPORE
491-B River Valley Road
#09-01 Valley Point
Singapore 248373
Ph: 65 6735 8444

SINGLETON
Rose Point Centre
Unit 1, 17-19 Ryan Avenue
Singleton NSW 2330
Australia
Ph: 61 2 6571 2600

SPOTSWOOD
208 Hall Street
Spotswood VIC 3015
Australia
Ph: 61 3 9393 4200

TEHRAN
Unit 2, No. 9, 5th Street
Gandhi Ave
Tehran, Iran 1517641185
PO Box 15175-189
Tehran, Iran 1517641185
Ph: 98 21 888 8912

TOWNSVILLE
3 Ramsay Street
Garbutt, Townsville QLD 4810
PO Box 5423, Townsville QLD 4810
Australia
Ph: 61 7 4729 5501

WHANGAREI
Marsden Point Road
Northland, New Zealand
PO Box 21, Ruakaka
New Zealand
Ph: 64 9 432 8311

YANBU
Building 12216, Camp 12, RCJ&Y Camp
Yanbu Al Sinaiyah 51888
PO Box 30481, Yanbu Al Sinaiyah 51888
Kingdom of Saudi Arabia
Ph: 966 4 321 0048

WEBSITE
www.worley.com.au

DESIGNED & PRODUCED BY WALTERWAKEFIELD




RECEIVED
2005 FEB -8 A 10:53

WORLEY GROUP LIMITED

ACN 096 090 158

FINANCIAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2004

CONTENTS

DIRECTORS' REPORT

The directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled ("the Group") at the end of, or during the financial year ended 30 June 2004.

DIRECTORS

The following persons were directors of Worley Group Limited during the financial year and until the date of this report:

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals and Chemicals
- Industrial and Infrastructure
- Power and Water;

b) provision of maintenance and reliability support services to these sectors;

c) infrastructure developments; and

d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	-
Total dividends paid and declared for payment	**8,214**	**19,469**

All dividends paid and proposed are fully franked.

Since the end of the financial year, the directors have declared a final dividend of 6.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	375,484	377,743
Less: procurement services revenue[1]	-	(8,251)
Revenue from ordinary activities excluding procurement services revenue	375,484	369,492
Add: share of revenue from associates	152,248	109,859
Less: procurement services revenue	(12,930)	(4,977)
Net revenue from associates	139,318	104,882
Aggregated revenue[2]	514,802	474,374
Operating margin on aggregated revenue	9.5%	8.7%
EBITDA	49,001	41,469
Depreciation	(4,082)	(4,367)
Amortisation	(4,494)	(4,953)
EBIT	40,425	32,149
Net interest income	311	245
Net profit before income tax expense	40,736	32,394
Income tax expense	(10,091)	(6,836)
Net profit after income tax expense	30,645	25,558
Net loss attributable to outside equity interests	77	302
Net profit attributable to members of Worley Group Limited	**30,722**	**25,860**

[1] Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership for part of the year and formed part of revenue from ordinary activities.

[2] Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial performance of Worley.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 %	2003 %
Hydrocarbons	355,995	347,684	36,045	39,055	10.1	11.2
Minerals, Metals and Chemicals	94,793	66,850	14,949	8,468	15.8	12.7
Industrial and Infrastructure	33,707	27,384	2,445	2,640	7.3	9.6
Power and Water	28,142	29,464	3,082	592	11.0	2.0
Other	2,165	2,992	-	1,663	-	-
Unallocated / Eliminations	-	-	(16,096)	(20,269)	-	-
	514,802	474,374	40,425	32,149	7.9	6.8

The consolidated net profit of the Group for the financial year ended 30 June 2004 was $30.7million, an increase of 18.8% on the prior year result of $25.9 million. Diluted earnings per share increased 15.7% to 20.6 cents compared to 17.8 cents per share in the prior year.

Aggregated revenue for the year of $514.8 million, was up 8.5% on aggregated revenue of $474.4 million for the previous financial year. Earnings before interest and tax ("EBIT") was $40.4 million, an increase of 25.7% on prior year EBIT of $32.1 million. This resulted in an EBIT margin of 7.9% as compared to 6.8% in the previous financial year.

The completion of the Esperance Energy project had a positive material impact on net profit after tax. Worley delayed the recognition of profit on development fees received in the financial year ended 30 June 2003 until commercial operation of the project was reached in the second half of the current financial year. The net profit after tax impact for the consolidated entity was $1.1 million.

Statutory revenue of $375.5 million was lower than the previous year partly due to $12.9 million of procurement activities for the WABB joint venture being conducted in an associate entity in which Worley has a 50% interest. In the financial year ended 30 June 2003, procurement activities of $8.3million were conducted in the consolidated entity and procurement activities of $5.0 million were conducted in the associate entity.

Net cash flows from operations were $13.2 million, (2003 - $28.0 million). Receivables and inventories (work in progress) in the Group increased in 2004, particularly in the last quarter, due to higher activity levels in the Australian business and funding associated with the Iraq reconstruction project.

The 2004 result included strong financial performance from associates within the Group. Net profit from associates increased by 74% to $9.7 million from $5.6 million in 2003. Of the $9.7 million profits generated in 2004, $1.8 million was distributed in the financial year as dividends to the consolidated entity.

EARNINGS PER SHARE

	2004 CENTS	2003 CENTS
Basic earnings per share	20.6	18.1
Diluted earnings per share	20.6	17.8

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2004, Worley Engineering Pty Limited acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or

b) The results of those operations in future financial years, or

c) The consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Worley's risk management system. The directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
John Schubert	8	8	-	-	3	3
Ron McNeilly	8	8	3	3	-	-
Grahame Campbell	8	7	3	3	3	3
Erich Fraunschiel	8	8	3	3	-	-
John Green	8	7	-	-	3	3
John Grill	8	8	-	-	-	-
David Housego	8	8	-	-	-	-

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

REMUNERATION POLICY

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

NON-EXECUTIVE DIRECTORS

Non-executive directors receive directors' fees and, under the terms of the Non-executive Directors Plan, are required to contribute a minimum of 25% to a maximum of 60%, of these annual fees into shares of the Company.

Non-executive directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-executive directors are only eligible to participate in the Non-executive Director Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

EXECUTIVE DIRECTORS

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles are sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share (EPS) hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index (CPI) over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

Further details on performance rights are contained in note 36 to the accounts.

EMOLUMENTS OF DIRECTORS OF WORLEY GROUP LIMITED

Details of the nature and amount of each element of the emolument of each director of the Company and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments for the financial year are as follows:

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS			
	FEE/ SALARY $	BONUS $	OTHER[1] $	NON-EXECUTIVE SHARE PLAN[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	SUPER[4] $	TOTAL $
NON-EXECUTIVE DIRECTORS							
John Schubert	82,500	-	-	27,500	-	-	110,000
Ron McNeilly	56,250	-	-	18,750	-	5,063	80,063
Grahame Campbell	41,250	-	-	13,750	-	3,713	58,713
Erich Fraunschiel	52,500	-	-	17,500	-	-	70,000
John Green	22,000	-	-	33,000	-	1,650	56,650
EXECUTIVE DIRECTORS							
John Grill	558,517	-	87,811	-	76,371	11,079	733,778
David Housego	274,080	28,130	15,527	-	30,873	10,781	359,391

[1] Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions.

[2] Represents non-executive director contributions to share plan.

[3] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[4] Represents statutory superannuation contributions made by the Company.

EMOLUMENTS OF THE FIVE MOST HIGHLY PAID EXECUTIVE OFFICERS OF THE COMPANY AND CONSOLIDATED ENTITY

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS		
	SALARY $	BONUS $	OTHER[1] $	EXECUTIVE PERFORMANCE RIGHTS[2] $	SUPER[3] $	TOTAL $
Graham Hill[4]	298,952	15,000	106,318	24,400	11,079	455,749
Iain Ross	393,962	-	-	27,388	11,079	432,429
Andrew Wood[5]	307,320	13,750	74,226	28,095	-	423,391
David Mofflin	293,948	-	7,171	23,506	11,079	335,704
Peter Meurs	271,437	-	23,836	29,951	10,440	335,664

[1] Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions as well as allowances and benefits including expatriate terms and conditions.

[2] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[3] Represents statutory superannuation contributions made by the Company.

[4] Partially remunerated while overseas in Singapore $. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

[5] Partially remunerated while overseas in UAE Dirhams and US$. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

DIRECTORS' SHAREHOLDINGS

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	ORDINARY SHARES
John Grill	29,254,090
John Schubert	1,235,104
John Green	719,076
Grahame Campbell	366,711
David Housego	300,000
Ron McNeilly	271,676
Erich Fraunschiel	34,170

Shares under option

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year. There were no shares issued on exercise of options during the financial year.

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums to insure the directors and secretaries of the Company and its Australian-based controlled entities, and the directors of each of the divisions of the consolidated entity. The contracts prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

TAX CONSOLIDATION



Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

John Schubert
Chairman
Sydney, 23 August 2004

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	2	375,484	377,743	25,047	27,656
EXPENSES FROM ORDINARY ACTIVITIES					
Staff costs		(244,424)	(243,295)	-	-
Reimbursable costs		(41,192)	(42,959)	-	-
Depreciation and amortisation expense	3	(8,576)	(9,320)	-	-
Borrowing costs	3	(961)	(362)	-	-
Office and administration costs		(26,466)	(32,882)	(1)	(1)
Other expenses		(22,874)	(22,118)	(182)	(83)
Share of net profits of associates accounted for using the equity method	28	9,745	5,587	-	-
Profit from ordinary activities before income tax expense		40,736	32,394	24,864	27,572
Income tax (expense)/benefit relating to ordinary activities	4	(10,091)	(6,836)	919	(6)
Profit from ordinary activities after income tax expense		30,645	25,558	25,783	27,566
Net loss attributable to outside equity interests		77	302	-	-
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Net exchange difference on translation of financial reports of foreign controlled entities and associates	23	(1,487)	(3,662)	-	-
Share issue costs	22	(25)	(6,925)	(25)	(6,925)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	-	(188)	-	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(1,512)	(10,775)	(25)	(6,925)
Total changes in equity other than those resulting from transactions with owners as owners		29,210	15,085	25,758	20,641
Basic earnings per share (cents per share)	25	20.6	18.1		
Diluted earnings per share (cents per share)	25	20.6	17.8		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
ASSETS					
Current assets					
Cash assets	5	24,139	35,428	686	1,168
Receivables	6	84,448	70,148	41,768	29,203
Inventories	7	17,876	10,777	-	-
Other financial assets	8	2,657	1,234	-	-
Total current assets		129,120	117,587	42,454	30,371
Non-current assets					
Investments accounted for using the equity method	9	27,791	11,713	-	-
Other financial assets	10	139	120	94,660	94,660
Property, plant and equipment	11	9,298	11,186	-	-
Intangible assets	12	61,065	61,705	-	-
Deferred tax assets	13	8,894	8,139	8,564	-
Other	14	2,451	211	-	-
Total non-current assets		109,638	93,074	103,224	94,660
TOTAL ASSETS		238,758	210,661	145,678	125,031
LIABILITIES					
Current liabilities					
Payables	15	44,234	43,625	6	576
Interest bearing liabilities	16	10,808	3,852	-	-
Tax liabilities	17	6,148	4,594	1,822	6
Provisions	18	24,196	28,531	-	7,469
Total current liabilities		85,386	80,602	1,828	8,051
Non-current liabilities					
Interest bearing liabilities	19	315	689	-	-
Deferred tax liabilities	20	9,881	7,782	9,326	-
Provisions	21	2,718	2,926	-	-
Total non-current liabilities		12,914	11,397	9,326	-
TOTAL LIABILITIES		98,300	91,999	11,154	8,051
NET ASSETS		**140,458**	**118,662**	**134,524**	**116,980**
EQUITY					
Contributed equity	22	108,858	108,883	108,858	108,883
Reserves	23	(6,078)	(4,591)	-	-
Retained profits	23	36,053	13,545	25,666	8,097
Equity attributable to members of Worley Group Limited		138,833	117,837	134,524	116,980
Outside equity interests	24	1,625	825	-	-
TOTAL EQUITY		**140,458**	**118,662**	**134,524**	**116,980**

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL YEAR ENDING 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		378,213	412,072	-	492
Payments to suppliers and employees (inclusive of goods and services tax)		(359,801)	(376,181)	(37)	-
		18,412	35,891	(37)	492
Dividends received		1,808	3,324	25,014	27,553
Interest received		1,271	607	33	103
Borrowing costs paid		(922)	(271)	-	-
Income taxes paid		(7,344)	(11,553)	(2,547)	-
Net cash inflow from operating activities	32	13,225	27,998	22,463	28,148
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(10,697)	(2,831)	-	-
Payments for property, plant and equipment		(3,377)	(4,048)	-	-
Proceeds from disposal of property, plant and equipment		130	211	-	-
Net cash outflow from investing activities		(13,944)	(6,668)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		-	21,148	-	21,148
Payment of share issue costs		(25)	(6,925)	(25)	(6,925)
Repayment of bank loans		(9,418)	(15,500)	-	-
Proceeds from bank loans		12,000	8,419	-	-
Lease payments		(375)	(774)	-	-
Loans made to controlled entities		-	-	(7,237)	(29,203)
Loans made to related parties		(5,422)	-	-	-
Loans from related parties repaid		3,439	320	-	-
Dividends paid		(15,932)	(12,044)	(15,683)	(12,000)
Net cash outflow from financing activities		(15,733)	(5,356)	(22,945)	(26,980)
NET INCREASE IN CASH HELD		(16,452)	15,974	(482)	1,168
Cash at the beginning of the financial years		32,823	17,989	1,168	-
Cash balances in controlled entities acquired net of overdraft	27	622	(1,180)	-	-
Effects of exchange rate changes on cash		(43)	40	-	-
CASH AT THE END OF THE FINANCIAL YEAR	5	**16,950**	**32,823**	**686**	**1,168**

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) *PRINCIPLES OF CONSOLIDATION*

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2004 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(B) *CHANGES IN ACCOUNTING POLICY*

Equity Based Compensation Scheme – Performance Rights

Worley has always had a policy of expensing the fair value of performance rights since the inception of the scheme. Previous accounting guidance indicated that the share price variation from date of issue of the performance right to reporting date be taken up in the Statement of Financial Performance as an unrealised gain or loss. Recent accounting guidance on share based payments does not require the recognition of such gains or losses in the current vesting periods. Any variation in share prices after grant date is reflected in contributed equity at the date of settlement of the performance right.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(C) *TAXES*

(i) *Income tax*

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) *Goods and services tax (GST)*

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(D) *FOREIGN CURRENCY TRANSLATION*

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivable and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of self-sustaining overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent, except as noted below at (iv). Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(iv) Translation of financial reports of integrated overseas operations

The activities undertaken in Abu Dhabi are integrated with the activities of the Australian Hydrocarbons business. The assets, liabilities and equity of the Abu Dhabi operations are consolidated using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange current at the reporting date. Any resultant exchange differences are recorded as revenue or expense in the consolidation. The impact for the current financial year on translation was an increase in profit of $0.2 million.

(E) *ACQUISITION OF ASSETS*

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(F) *REVENUE RECOGNITION*

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(G) RECEIVABLES

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(H) INVENTORIES

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(I) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 5.5%.

(J) DEPRECIATION OF PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(K) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(L) LEASES

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(M) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(N) TRADE AND OTHER PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(O) INTEREST BEARING LIABILITIES

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(P) PROVISIONS

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Service warranties provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(Q) JOINT VENTURES

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) Joint venture entities

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(R) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(S) EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity Based Compensation Scheme – Performance Rights

Performance rights ("rights") over the ordinary shares of Worley Group Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of Directors. The fair value of the rights are being amortised on a straight line basis over their three year vesting period. The fair value of the rights is the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right.

Refer to note 1(b) for details of the change in accounting policy on the recognition of equity based compensation schemes.

(T) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(U) CASH AND CASH EQUIVALENTS

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(V) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associated are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(W) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(X) EARNINGS PER SHARE

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

(a) costs of servicing equity (other than dividends)

(b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(Y) DERIVATIVE FINANCIAL INSTRUMENTS

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of sale or purchase.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
2 REVENUE				
REVENUES FROM OPERATING ACTIVITIES				
Services	373,319	375,431	-	-
	373,319	375,431	-	-
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES				
Interest revenue	1,272	607	33	103
Dividends	-	-	25,014	27,553
Other	893	1,705	-	-
	2,165	2,312	25,047	27,656
Revenue from ordinary activities	375,484	377,743	25,047	27,656

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
3 EXPENSES AND LOSSES/(GAINS)					
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:					
(A) NET GAINS					
Net gain on disposal					
Investments		-	(29)	-	-
Property, plant and equipment		(8)	-	-	-
Foreign exchange		(439)	-	-	-
		(447)	(29)	-	-
(B) NET EXPENSES AND LOSSES					
Depreciation of property, plant and equipment		4,082	4,367	-	-
Amortisation					
Leasehold improvements		576	845	-	-
Plant and equipment under finance leases		304	615	-	-
Goodwill		1,694	1,623	-	-
Trade name		1,750	1,750	-	-
Deferred expenditure		170	120	-	-
Total amortisation		4,494	4,953	-	-
Total depreciation and amortisation		8,576	9,320	-	-
Other charges against assets					
Bad and doubtful debts – trade debtors		1,407	2,552	-	-
Bad and doubtful debts – loans to associate		-	(500)	-	-
Borrowing costs					
Interest and finance charges paid / payable		923	271	-	-
Finance charges – capitalised leases		38	91	-	-
Total borrowing costs		961	362	-	-
Other expenses and losses					
Operating lease rentals – minimum lease		8,259	9,238	-	-
Foreign exchange losses		-	442	-	-
Net loss on disposal of property, plant and equipment		-	82	-	-
Provisions					
Employee entitlements	35	2,137	2,131	-	-
Insurance	18	240	480	-	-
Support of associate	18	(187)	(1,650)	-	-
Deferred revenue	18	541	1,093	-	-
Warranties	18	195	-	-	-

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
4 INCOME TAX					
The income tax expense/(benefit) for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:					
Profit from ordinary activities before income tax		40,736	32,394	24,864	27,572
Income tax calculated at 30%		12,221	9,718	7,459	8,272
Tax effect of permanent differences					
Rebateable dividends		-	-	(7,504)	(8,266)
Share of associates' net profits		(2,924)	(1,676)	-	-
Amortisation of goodwill and trade name		1,033	1,039	-	-
Legal and professional expenses not deductible		65	143	-	-
Provision for support of related entity		(15)	(645)	-	-
Additional allowable tax depreciation		(1,300)	(1,341)	(396)	-
Other		(149)	477	-	-
Income tax adjusted for permanent differences		8,931	7,715	(441)	6
Research and development concession relating to prior years		(351)	(3,319)	-	-
Overprovision in previous financial year		(294)	(97)	(478)	-
International tax rate differential *		1,805	2,537	-	-
Income tax expense/(benefit)		10,091	6,836	(919)	6
DEFERRED TAX ASSETS AND LIABILITIES					
Current tax payable	17	6,148	4,594	1,822	6
Provision for deferred income tax – non-current	20	9,881	7,782	9,326	-
Future income tax benefit – non-current	13	8,894	8,139	8,564	-

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The group qualifies for tax benefits in relation to research and development costs incurred. The tax benefit for the current financial year has been estimated at $0.9 million (2003 - $1.0 million) with an uplift on the prior year estimate of $0.3 million.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
5 CURRENT ASSETS - CASH ASSETS					
Cash at bank and on hand		24,139	35,428	686	1,168
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:					
Balances as above		24,139	35,428	686	1,168
Less: Bank overdrafts	16	(7,189)	(2,605)	-	-
Balance per statement of cash flows		16,950	32,823	686	1,168
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		67,853	56,415	-	-
Less: Provision for doubtful debts		(2,603)	(6,565)	-	-
		65,250	49,850	-	-
Other receivables		4,710	7,137	210	244
Deferred foreign exchange gains	40	839	1,843	-	-
Amounts owing by related parties and associates	38	13,649	11,318	41,558	28,959
		84,448	70,148	41,768	29,203
7 CURRENT ASSETS – INVENTORIES					
Work in progress		17,876	10,777	-	-
8 CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Prepayments		2,657	1,234	-	-
9 NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	28	27,791	11,713	-	-
10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	-	-	94,660	94,660
Other investments at cost		139	120	-	-
		139	120	94,660	94,660

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	1,216	432	-	-
Less: Accumulated depreciation	(63)	(54)	-	-
	1,153	378	-	-
LEASEHOLD IMPROVEMENTS				
At cost	2,588	2,560	-	-
Less: Accumulated amortisation	(1,641)	(1,143)	-	-
	947	1,417	-	-
PLANT AND EQUIPMENT				
At cost	21,785	20,411	-	-
Less: Accumulated depreciation	(15,252)	(12,354)	-	-
	6,533	8,057	-	-
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	1,782	2,338	-	-
Less: Accumulated amortisation	(1,117)	(1,004)	-	-
	665	1,334	-	-
Total property, plant and equipment	9,298	11,186	-	-

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

		CONSOLIDATED				
	NOTES	LAND AND BUILDINGS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2003		378	8,057	1,417	1,334	11,186
Additions through acquisition of entity	27	-	329	-	-	329
Additions		797	2,450	130	83	3,460
Disposals		-	(100)	(23)	(448)	(571)
Depreciation and amortisation expense		(9)	(4,073)	(576)	(304)	(4,962)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(13)	(130)	(1)	-	(144)
Balance at 30 June 2004		1,153	6,533	947	665	9,298

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
12 NON-CURRENT ASSETS - INTANGIBLES					
Goodwill		35,051	32,247	-	-
Less: Accumulated amortisation		(4,319)	(2,625)	-	-
		30,732	29,622	-	-
Trade name		35,000	35,000	-	-
Less: Accumulated amortisation		(4,667)	(2,917)	-	-
		30,333	32,083	-	-
		61,065	61,705	-	-
13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
Future income tax benefit		8,894	8,139	8,564	-
14 NON-CURRENT ASSETS - OTHER					
Other		2,451	211	-	-
15 CURRENT LIABILITIES - PAYABLES					
Trade creditors		12,930	13,460	-	-
Payables to related parties and associates	38	3,630	2,057	-	-
Provision for deferred foreign exchange gain	40	839	1,843	-	-
Other creditors and accruals		26,835	26,265	6	576
		44,234	43,625	6	576
16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
SECURED					
Bank overdraft		7,189	2,605	-	-
Bank loans		3,000	419	-	-
Lease liability	33	462	682	-	-
Hire purchase liabilities		157	146	-	-
		10,808	3,852	-	-

Details of the security relating to each of the secured liabilities are set out in note 30.

17 CURRENT LIABILITIES – TAX LIABILITIES					
Income tax payable		6,148	4,594	1,822	6

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
18 CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	11,794	9,449	-	-
Provision for deferred revenue	18(a)	5,714	5,173	-	-
Provision for insurance	18(b)	3,120	2,880	-	-
Provision for support of associate	18(c)	3,373	3,560	-	-
Provision for dividends payable		-	7,469	-	7,469
Provision for warranties		195	-	-	-
		24,196	28,531	-	7,469

(A) PROVISION FOR DEFERRED REVENUE

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(B) PROVISION FOR INSURANCE

Refer to note 1(p).

(C) PROVISION FOR SUPPORT OF ASSOCIATE

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

MOVEMENTS IN PROVISIONS

CONSOLIDATED – 2004	DEFERRED REVENUE $'000	INSURANCE $'000	SUPPORT OF ASSOCIATE $'000	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	5,173	2,880	3,560	7,469	19,082
Additional provision	2,731	240	-	-	2,971
Amounts utilised during the financial year	(2,190)	-	(187)	(7,469)	(9,846)
Carrying amount at 30 June 2004	5,714	3,120	3,373	-	12,207

PARENT ENTITY – 2004	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	7,469	7,469
Additional provision	-	-
Amounts utilised during the financial year	(7,469)	(7,469)
Carrying amount at 30 June 2004	-	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
UNSECURED					
Lease liabilities	33	204	689	-	-
Hire purchase liability		111	-	-	-
		315	689	-	-

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax		9,881	7,782	9,326	-
21 NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	2,718	2,926	-	-
22 CONTRIBUTED EQUITY					
(A) SHARE CAPITAL					
Ordinary shares fully paid		108,858	108,883	108,858	108,883

	2004 NUMBER OF SHARES	2004 $'000	2003 NUMBER OF SHARES	2003 $'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	149,356,711	108,883	35,522,122	94,660
Issued during the financial year				
-exercise of options	-	-	2,823,948	4,728
-share split prior to listing	-	-	101,510,641	-
-public equity raising	-	-	9,500,000	16,420
less transaction costs	-	(25)	-	(6,925)
Balance at the end of the financial year	149,356,711	108,858	149,356,711	108,883

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(D) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2003 – nil). No options have been granted during or since the end of the financial year.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
23 RESERVES AND RETAINED PROFITS					
Foreign currency translation reserve		(6,078)	(4,591)	-	-
Retained profits		36,053	13,545	25,666	8,097
		29,975	8,954	25,666	8,097

(I) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

MOVEMENTS

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Foreign currency translation reserve					
Balance at the beginning of the financial year		(4,591)	(929)	-	-
Loss on translation of foreign controlled entities and associates		(1,487)	(3,662)	-	-
Balance at the end of the financial year		(6,078)	(4,591)	-	-
(II) RETAINED PROFITS					
Balance at the beginning of the financial year		13,545	7,342	8,097	-
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		-	(188)	-	-
Dividends provided for or paid	26	(8,214)	(19,469)	(8,214)	(19,469)
Balance at the end of the financial year		36,053	13,545	25,666	8,097
24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES COMPRISE					
Interest in:					
Contributed equity		910	492	-	-
Retained profits		965	288	-	-
Reserves		(250)	45	-	-
		1,625	825	-	-

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003
25 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	20.6	18.1
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	143,194,711
Diluted earnings per share (cents per share)	20.6	17.8
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	145,426,573

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000

26 DIVIDENDS

(A) ORDINARY SHARES

Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	-	8,214	-
Total dividends paid and declared for payment	8,214	19,469	8,214	19,469

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	12,619	11,499	12,619	6,667

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

27 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEY GROUP LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	-	-
Worley International Inc		USA	100	100	-	-
CTR Solutions Pty Limited	(b)	Australia	100	100	-	-
Worley No 2 Pty Limited	(1)	Australia	100	100	-	-
Worley Engineering Pty Limited	(1)	Australia	100	100	-	-
Worley Developments Pty Limited		Australia	100	100	*	*

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited	(b)	Australia	100	100	-	-
Jones & Jones Engineering Design Pty Limited		Australia	51	-	-	-
Worley Astron Pty Limited		Australia	51	-	-	-
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	-	-
Worley Select Sdn Bhd		Malaysia	100	100	-	-
Worley Limited		Hong Kong	100	100	-	-
Worley Sdn Bhd		Malaysia	100	100	-	-
PT Ceria Worley		Indonesia	87.5	87.5	-	-
Worley Pte Limited		Singapore	100	100	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
EnergySkills (Thailand) Limited		Thailand	100	100	-	-
Sinn Phan Thavee Co Limited		Thailand	100	100	-	-
Worley International Limited		Thailand	100	100	-	-
Australian Biodiesel Pty Limited	(b)	Australia	51	51	-	-
Worley Trinidad Limited		Trinidad	100	100	-	-
Worley Qatar W.L.L.		Qatar	100	80	-	-
Pars Worley Qeshm Limited		Iran	60	60	-	-
Worley & Partners LLC		Oman	60	60	-	-
Worley Engineering (India) Pvt Limited		India	100	100	-	-
Worley International Infrastructure Pty Limited	(a)	Australia	100	100	-	-
Worley Infrastructure Pty Limited	(b)	Australia	100	100	-	-
Worley Chemicals & Minerals Pty Ltd	(b)	Australia	100	100	-	-
Coffs Harbour Resource Recovery Pty Ltd	(b)	Australia	100	-	-	-
Worley Waste Management Pty Ltd	(b)	Australia	100	-	-	-
BRW Power Generation (Esperance) Pty Ltd		Australia	75	-	-	-
Worley Technologies Pty Limited		Australia	100	100	-	-

* Investment less than $500

(a) Previously named Worley Safety & Risk Management Pty Limited

(b) Dormant company

(1) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up. The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

	CLOSED GROUP	
	2004 $'000	2003 $'000
(I) CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	39,212	32,858
Income tax expense relating to ordinary activities	(10,171)	(7,048)
Profit from ordinary activities after income tax	29,041	25,810
Net profit attributable to outside equity interest	29	302
Net profit attributable to members of Worley Group Limited	29,070	26,112
Retained profits at 1 July	13,866	7,223
Dividends provided for or paid	(8,214)	(19,469)
Retained profits at 30 June	34,722	13,866
(II) CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
ASSETS		
Current assets		
Cash assets	24,139	35,428
Receivables	87,867	67,228
Inventories	18,076	10,777
Other financial assets	2,657	1,234
Total current assets	132,739	114,667
Non-current assets		
Investments accounted for using the equity method	23,127	11,713
Other financial assets	139	120
Property, plant and equipment	9,288	11,186
Intangible assets	60,848	61,474
Deferred tax assets	8,365	7,426
Other	2,451	211
Total non-current assets	104,218	92,130
TOTAL ASSETS	236,957	206,797
LIABILITIES		
Current liabilities		
Payables	44,163	42,291
Interest bearing liabilities	10,808	3,852
Tax liabilities	6,172	4,118
Provisions	23,726	26,156
Total current liabilities	84,869	76,417
Non-current liabilities		
Interest bearing liabilities	315	689
Deferred tax liabilities	9,881	7,782
Provisions	2,718	2,926
Total non-current liabilities	12,914	11,397
TOTAL LIABILITIES	97,783	87,814
NET ASSETS	139,174	118,983
EQUITY		
Contributed equity	108,858	108,883
Reserves	(6,078)	(4,591)
Retained profits	34,722	13,866
Equity attributable to members of Worley Group Limited	137,502	118,158
Outside equity interests	1,672	825
TOTAL EQUITY	139,174	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(B) ACQUISITION OF CONTROLLED ENTITIES

During the year, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, contributed $0.5 million to acquire a 60% shareholding in Worley Astron Pty Limited. On 17 March 2004, Worley Astron Pty Limited acquired identifiable net assets of $0.5 million and goodwill of $0.4 million.

On 1 July 2003, Worley Engineering Pty Limited acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

The fair value of the identifiable net assets acquired is as follows:

	TOTAL $'000
ASSETS	
Cash assets	622
Receivables	1,937
Inventories	57
Other financial assets	66
Property, plant and equipment	329
Deferred tax assets	245
Total assets	3,256
LIABILITIES	
Payables	849
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,058
Net assets	1,198
Less:	
Outside equity interests	(714)
Goodwill arising on acquisition	1,606
Cash consideration paid	2,090
Net cash effect:	
Cash consideration paid	2,090
Cash included in net assets acquired	(622)
	1,468

28 INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2004 %	2003 %	2004 $'000	2003 $'000
Burns & Roe Worley Pty Limited	Power and Water	50	50	3,956	2,731
Esperance Power Station Pty Limited	Power	31.25	31.25	2,611	-
Esperance Pipeline Company Pty Limited	Power	31.25	31.25	2,053	-
Worley ABB Procurement Pty Limited	Procurement	50	50	-	-
I&E Systems Pty Limited	Technology	50	50	982	468
MEG Worley Limited [1]	Hydrocarbons	50	-	3,740	-
WorleyParsons Energy Services LLC [2]	Hydrocarbons	50	-	1,222	-
Transfield Worley Limited [3]	Hydrocarbons	50	50	2,148	1,295
Petrocon Arabia Co Limited [2]	Hydrocarbons	50	50	5,581	3,966
Worley Arabia Co Limited [2]	Hydrocarbons	50	50	72	-
Source Personnel Pty Limited	Hydrocarbons	40	40	-	-
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	228	208
Ranhill Worley Sdn Bhd	Hydrocarbons	49	49	3,170	1,498
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	822	838
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	113	140
Damit Worley Engineering Sdn Bhd	Hydrocarbons	50	50	1,093	569
				27,791	11,713

[1] Balance date is 31 July.

[2] Balance date is 31 December.

[3] Balance date is 31 March.

(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Carrying amount at the beginning of the financial year	11,713	10,312
Addition of new investments	7,925	6
Change in accounting from associates to controlled entities	-	606
	19,638	10,924
Share of net profits attributable to associates	9,745	5,587
Less dividends received	(1,809)	(3,324)
Movement in foreign currency translation reserve of associates	217	(1,474)
Carrying amount at the end of the financial year	27,791	11,713

28 INVESTMENTS IN ASSOCIATES (continued)

(C) NET PROFITS ATTRIBUTABLE TO ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Operating profits before income tax expense	11,569	6,825
Income tax expense	(1,428)	(1,030)
Operating profits after income tax expense	10,141	5,795
Amortisation of goodwill	(396)	(208)
Net profits attributable to associates	9,745	5,587
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(I) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(1,420)	54
Effect of increase in foreign currency translation reserve during the financial year	217	(1,474)
Balance at the end of the financial year	(1,203)	(1,420)
(II)RETAINED PROFITS		
Balance at the beginning of the financial year	3,265	1,002
Net profits attributable to associates	9,745	5,587
Dividends received from associates	(1,809)	(3,324)
Balance at the end of the financial year	11,201	3,265
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	4,394	5,240
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	2,559	840
Finance lease commitments	6,404	28
Capital expenditure commitments*	5,467	8,513
	14,430	9,381

* Relates to expenditure commitments for the Esperance Power project.

(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

The consolidated entity's share of aggregate assets and liabilities of associates are:

	2004 $'000	2003 $'000
Current assets	49,560	31,998
Non-current assets	32,116	3,839
Current liabilities	(32,260)	(24,623)
Non-current liabilities	(24,160)	(644)
Net assets	25,256	10,570
Unamortised goodwill at the end of the financial year	2,535	1,143
Carrying amount at the end of the financial year	27,791	11,713

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

		OWNERSHIP INTEREST CONSOLIDATED	
JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	2004 %	2003 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture [1]	Integrated engineering and construction services	50	50
Parsons Iraq Joint Venture	Reconstruction of Iraq oil infrastructure	37.5	-
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE Joint Venture	Project services	50	50
Worley Maunsell Joint Venture	Project services	50	50

[1] Balance date is 31 December.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statement of financial position under the following classifications:

	CONSOLIDATED	
	2004 $'000	2003 $'000
ASSETS		
Current assets		
Cash assets	10,457	14,455
Receivables	11,406	5,483
Other financial assets	10,668	4,908
Total current assets	32,531	24,846
Non-current assets		
Plant and equipment	633	1,308
Other	173	135
Total non-current assets	806	1,443
TOTAL ASSETS	33,337	26,289
LIABILITIES		
Current liabilities		
Payables	18,102	14,847
Provisions	7,528	7,733
Total current liabilities	25,630	22,580
Non-current liabilities		
Other	739	631
Total non-current liabilities	739	631
TOTAL LIABILITIES	26,369	23,211
NET ASSETS	6,968	3,078

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
30 FINANCING ARRANGEMENTS				
The consolidated entity had unrestricted access at balance date to the following lines of credit:				
SECURED FACILITIES				
Total facilities available				
Loan facilities	27,000	27,000	27,000	27,000
Overdraft facilities	6,378	8,340	5,000	5,000
Bank guarantees and letters of credit	29,000	25,380	29,000	24,000
	62,378	60,720	61,000	56,000
Facilities utilised at balance date				
Loan facilities	3,000	530	-	-
Overdraft facilities	419	160	-	-
Bank guarantees and letters of credit	18,050	17,710	18,050	17,710
	21,469	18,400	18,050	17,710
Facilities not utilised at balance date				
Loan facilities	24,000	26,470	27,000	27,000
Overdraft facilities	5,959	8,180	5,000	5,000
Bank guarantees and letters of credit	10,950	7,670	10,950	6,290
	40,909	42,320	42,950	38,290
UNSECURED FACILITIES				
Total facilities available				
Overdraft facilities	5,029	250	-	-
Bank guarantees and letters of credit	4,512	10,000	-	-
	9,541	10,250	-	-
Facilities utilised at balance date				
Overdraft facilities	2,783	-	-	-
Bank guarantees and letters of credit	4,198	1,410	-	-
	6,981	1,410	-	-
Facilities not utilised at balance date				
Overdraft facilities	2,246	250	-	-
Bank guarantees and letters of credit	314	8,590	-	-
	2,560	8,840	-	-

SECURED FACILITIES

The secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the controlled entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
31 NON-CASH FINANCING ACTIVITIES				
Acquisition of plant and equipment by means of finance leases	83	732	-	-
32 NOTES TO THE STATEMENTS OF CASH FLOWS				
Reconciliation of operating profit after income tax to net cash flow from operating activities:				
Net profit after income tax expense	30,645	25,558	25,783	27,566
NON-CASH ITEMS				
Depreciation of non-current assets	4,658	4,367	-	-
Amortisation of non-current assets	3,917	4,953	-	-
Provision for support of related entity	-	(1,650)	-	-
Dividends received from associates	1,808	3,324	-	-
Share of associates' net profits	(9,745)	(5,587)	-	-
Net gain on disposal of investments	-	(29)	-	-
Net (gain)/loss on disposal of property, plant and equipment	(8)	82	-	-
Finance charges on capitalised leases	38	91	-	-
Cash flow adjusted for non-cash items	31,313	31,109	25,783	27,566
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR				
(Increase)/decrease in receivables	(10,384)	7,166	(5,328)	-
Increase in inventories	(7,042)	(492)	-	-
Increase in prepayments	(1,357)	(173)	-	-
Increase in other assets	(2,408)	-	-	-
(Increase)/decrease in future income tax benefit	(510)	148	(8,564)	-
(Decrease)/increase in payables	(116)	(6,555)	(570)	576
Increase/(decrease) in provision for income tax	1,228	(3,899)	1,816	6
Increase in other provisions	2,110	3,597	-	-
Increase/(decrease) in provision for deferred tax	2,029	(965)	9,326	-
Exchange rate movement on opening balances	(1,638)	(1,938)	-	-
Net cash inflow from operating activities	13,225	27,998	22,463	28,148

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
33 COMMITMENTS FOR EXPENDITURE					
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		8,036	3,913	-	-
Later than one year and not later than five years		5,718	4,803	-	-
Later than five years		83	1,430	-	-
Commitments not recognised in the financial statements		13,837	10,146	-	-
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		478	712	-	-
Later than one year and not later than five years		224	749	-	-
Minimum lease payments		702	1,461	-	-
Less:					
Future finance charges		(36)	(90)	-	-
Total lease liabilities		666	1,371	-	-
Representing lease liabilities:					
Current	16	462	682	-	-
Non-current	19	204	689	-	-
Total lease liabilities		666	1,371	-	-

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000

34 CONTINGENT LIABILITIES

GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.
These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Bank guarantees outstanding at balance date in respect of financing facilities		2,466	3,196	-	-
Bank guarantees outstanding at balance date in respect of contractual performance		19,782	15,924	-	-
		22,248	19,120	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

The aggregate employee entitlements liability, including on-costs is comprised of:

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Provisions (current)	18	11,794	9,449	-	-
Provisions (non-current)	21	2,718	2,926	-	-
		14,512	12,375	-	-
EMPLOYEE NUMBERS					
Number of employees as at 30 June		2,280	2,471	-	-

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(A) OPTIONS

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2004		2003	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of financial year	-	-	2,823,948	$1.67
- exercised	-	-	(2,823,948)	$1.67
Balance at end of financial year	-	-	-	-

(B) EXECUTIVE PERFORMANCE RIGHTS

On 19 December 2003, a total of 814,037 (2003 – 785,962) performance rights were issued to employees of the consolidated entity with annual vesting periods over 3 years. In line with the vesting periods, the fair value of the performance rights at inception are being amortised over 3 years on a straight line basis. The fair value of the rights issued have been determined at $1.37 (2003 - $1.32), using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2004 (2003 – nil).

36 DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

SPECIFIED DIRECTORS

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

SPECIFIED EXECUTIVES

Graham Hill

Iain Ross

Andrew Wood

David Mofflin

Peter Meurs

Mark Southey

David Steele

Chris Sutherland

(B) REMUNERATION POLICY FOR SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

36 DIRECTORS AND EXECUTIVE DISCLOSURES (continued)

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

12 MONTHS TO 30 JUNE 2004

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS[1] $	STATUTORY SUPER-ANNUATION $	OTHER[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	NON-EXECUTIVE SHARE PLAN[4] $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	82,500	-	-	-	-	-	27,500	110,000
Ron McNeilly	56,250	-	-	5,063	-	-	18,750	80,063
Grahame Campbell	41,250	-	-	3,713	-	-	13,750	58,713
John Green	22,000	-	-	1,650	-	-	33,000	56,650
Erich Fraunschiel	52,500	-	-	-	-	-	17,500	70,000
John Grill	558,517	-	-	11,079	87,811	76,371	-	733,778
David Housego	274,080	28,130	-	10,781	15,527	30,873	-	359,391
	1,087,097	28,130	-	32,286	103,338	107,244	110,500	1,468,595
SPECIFIED EXECUTIVES								
Graham Hill	298,952	15,000	106,318	11,079	-	24,400	-	455,749
Iain Ross	393,962	-	-	11,079	-	27,388	-	432,429
Andrew Wood	307,320	13,750	74,226	-	-	28,095	-	423,391
David Mofflin	293,948	-	7,171	11,079	-	23,506	-	335,704
Peter Meurs	271,437	-	-	10,440	23,836	29,951	-	335,664
Mark Southey	251,188	15,000	-	11,079	19,579	24,400	-	321,246
David Steele[5]	131,292	134,236	716	5,492	-	-	-	271,736
Chris Sutherland[6]	76,161	-	2,411	3,300	6,060	7,333	-	95,265
	2,024,260	177,986	190,842	63,548	49,475	165,073	-	2,671,184

[1] Other remuneration includes salary sacrifice items such as motor vehicles, as well as allowances and benefits including expatriate terms and conditions.

[2] Represents additional superannuation contributions made by employee.

[3] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[4] Represents non-executive director contributions to share plan.

[5] David Steele is employed by Burns & Roe Worley Pty Limited. The above disclosure represents Worley's share of his emoluments for the financial year.

[6] Chris Sutherland joined the Executive Committee on 17 March 2004.

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

12 MONTHS TO 30 JUNE 2003

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS $	STATUTORY SUPER-ANNUATION $	OTHER $	EXECUTIVE PERFORMANCE RIGHTS $	NON-EXECUTIVE SHARE PLAN $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	65,481	-	-	-	-	-	13,750	79,231
Ron McNeilly	44,856	-	-	4,037	-	-	9,375	58,268
Grahame Campbell	32,894	-	-	4,541	-	-	6,875	44,310
John Green	23,269	-	-	2,094	-	-	16,500	41,863
Erich Fraunschiel	17,093	-	-	-	-	-	5,698	22,791
John Grill	533,317	100,000	2,769	10,519	20,110	49,871	-	716,586
David Housego	234,020	289,380	-	9,709	28,197	19,587	-	580,893
	950,930	389,380	2,769	30,900	48,307	69,458	52,198	1,543,942
SPECIFIED EXECUTIVES								
Graham Hill	259,588	-	111,977	9,912	-	15,689	-	397,166
Iain Ross	376,197	70,753	-	10,519	-	16,529	-	473,998
Andrew Wood	259,355	82,500	153,966	-	-	17,105	-	512,926
	895,140	153,253	265,943	20,431	-	49,323	-	1,384,090

36 DIRECTORS AND EXECUTIVE DISCLOSURES (continued)

(D) PERFORMANCE RIGHTS GRANTED AND VESTED DURING THE YEAR

During the financial year performance rights were granted as equity compensation benefits to certain specified executive directors and specified executives as disclosed below. The performance rights were issued free of charge. Each performance right entitles the holder to subscribe for one fully paid ordinary share in Worley Group Limited at a nil exercise price. The rights granted vest proportionately over a three year period based on the achievement of certain key performance criteria. The rights may only be exercised after this three year period when fully vested and expire 10 years from this initial exercise date.

(E) PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share (EPS) hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index (CPI) over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

			TERMS AND CONDITIONS FOR GRANTS MADE IN 2004			
	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER RIGHT AT GRANT DATE $	FIRST EXERCISE DATE	LAST EXERCISE DATE
SPECIFIED DIRECTORS						
John Grill	37,781	66,117	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Housego	14,838	29,808	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
SPECIFIED EXECUTIVES						
Graham Hill	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Iain Ross	12,522	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Andrew Wood	12,958	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Mofflin	11,345	22,356	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Peter Meurs	14,838	25,779	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Mark Southey	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Chris Sutherland	-	32,052	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
	128,054	282,958				

(F) PERFORMANCE RIGHTS HOLDINGS' OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

				VESTED AT 30 JUNE 2004		
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	BALANCE AT 30 JUNE 2004	TOTAL	NOT EXERCISABLE	EXERCISABLE
SPECIFIED DIRECTORS						
John Grill	113,343	66,117	179,460	37,781	37,781	-
David Housego	44,515	29,808	74,323	14,838	14,838	-
SPECIFIED EXECUTIVES						
Graham Hill	35,657	22,436	58,093	11,886	11,886	-
Iain Ross	37,567	30,987	68,554	12,522	12,522	-
Andrew Wood	38,875	30,987	69,862	12,958	12,958	-
David Mofflin	34,036	22,356	56,392	11,345	11,345	-
Peter Meurs	44,515	25,779	70,294	14,838	14,838	-
Mark Southey	35,657	22,436	58,093	11,886	11,886	-
Chris Sutherland	-	32,052	32,052	-	-	-
	384,165	282,958	667,123	128,054	128,054	-

(G) SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	NUMBER OF SHARES HELD IN WORLEY GROUP LIMITED			
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	NET CHANGE OTHER	BALANCE AT 30 JUNE 2004
SPECIFIED DIRECTORS				
John Schubert	1,225,853	9,251	-	1,235,104
Ron McNeilly	275,369	6,307	-	281,676
Grahame Campbell	362,087	4,624	-	366,711
John Green	707,976	11,100	-	719,076
Erich Fraunschiel	28,283	5,887	-	34,170
John Grill	29,254,090	-	-	29,254,090
David Housego	561,152	-	(261,152)	300,000
SPECIFIED EXECUTIVES				
Graham Hill	10,000	-	-	10,000
Iain Ross	366,170	-	(40,351)	325,819
Andrew Wood	608,985	-	-	608,985
David Mofflin	798,852	-	(100,000)	698,852
Peter Meurs	12,234,115	-	(765,784)	11,468,331
Mark Southey	10,000	-	3,000	13,000
David Steele	256,830	-	(213,599)	43,231
	46,699,762	37,169	(1,377,886)	45,359,045

All equity transactions with specified directors and specified executives other than those arising as a grant of remuneration have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(H) LOANS TO SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	BALANCE AT 1 JULY 2003 $	INTEREST CHARGED $	REPAYMENTS $	BALANCE AT 30 JUNE 2004 $	NUMBER IN GROUP
Specified directors	20,200	1,176	(21,376)	-	1

No loans were advanced to specified executives during the financial year and no balances existed as at 1 July 2003. There were no loan balances greater than $100,000 at any time during the financial year.

Loans to specified directors were unsecured and accrued interest at a rate of 6.5% per annum. Loans were repayable on demand.

	CONSOLIDATED		PARENT ENTITY	
	2004 $	2003 $	2004 $	2003 $
37 REMUNERATION OF AUDITORS				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	409,990	475,233	-	-
Other auditors of controlled entities	12,321	31,233	-	-
	422,311	506,466	-	-
Amounts received for other services:				
Services provided in relation to the initial public offer	-	605,903	-	-
Other assurance related services	113,003	85,165	-	-
	113,003	691,068	-	-
	535,314	1,197,534	-	-

38 RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert

Ron McNeilly

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of Worley Group Limited and it's wholly owned entities listed at note 27.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Dividend revenue			25,014	27,553

(C) OTHER RELATED PARTIES

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates and related parties	1,809	3,324	-	-
Controlled entities	-	-	25,014	27,553
Other revenue				
Associates and related parties	404	2,618	-	-
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	-	-	12,599	38,548
Associates and related parties	5,422	73	-	-
Loan repayments from				
Controlled entities	-	-	-	9,589
Associates and related parties	3,439	1,109	-	-

38 RELATED PARTIES (continued)

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	-	-	41,558	28,959
Associates and related parties	13,649	11,318	-	-
Current payables				
Associates and related parties	3,630	2,057	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES

Worley Group Limited is the ultimate Australian parent company.

39 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in 4 primary business segments: Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water. The Hydrocarbons segment now incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units. Prior year comparatives are restated to reflect the current management structure.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2004	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	243,242	94,793	33,707	1,577	-	-	373,319
Inter-segment sales	927	571	4,145	-	-	(5,643)	-
Total sales revenue	244,169	95,364	37,852	1,577	-	(5,643)	373,319
Share of net profit of associates	7,223	-	-	2,522	-	-	9,745
Other revenue	-	-	-	-	2,165	-	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: share of associates' revenue	125,683	-	-	26,565	-	-	152,248
Less: procurement revenue	(12,930)	-	-	-	-	-	(12,930)
Less: share of associates' net profit	(7,223)	-	-	(2,522)	-	-	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	-	-	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	-	-	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	-	-	-	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	-	-	8,620	-	-	27,791
Acquisition of property, plant and equipment, intangible and other non current assets	4,062	2,527	495	4,630	-	-	11,714
Depreciation and amortisation expense	3,930	356	177	-	-	-	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non cash expenses other than depreciation and amortisation	173	-	-	-	-	-	173

39 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2003	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	272,266	66,850	27,384	-	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Total sales revenue	281,770	66,850	29,532	-	680	(3,401)	375,431
Share of net profit of associates	4,995	-	-	592	-	-	5,587
Other revenue	-	-	-	-	2,312	-	2,312
Total segment revenue	286,765	66,850	29,532	592	2,992	(3,401)	383,330
Add: share of associates' revenue	80,395	-	-	29,464	-	-	109,859
Less: procurement revenue – controlled	(8,251)	-	-	-	-	-	(8,251)
Less: procurement revenue – associates	(4,977)	-	-	-	-	-	(4,977)
Less: share of associates' net profit	(4,995)	-	-	(592)	-	-	(5,587)
Aggregated revenue	348,937	66,850	29,532	29,464	2,992	(3,401)	474,374
Segment result	39,055	8,468	2,640	592	1,663	-	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Profit from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	78,241	19,390	11,367	2,731	-	-	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							37,227
Consolidated total assets							210,661
Segment liabilities	42,828	9,227	6,187	-	-	-	58,242
Unallocated corporate liabilities							33,757
Consolidated total liabilities							91,999
Investments in associates included in segment assets	8,982	-	-	2,731	-	-	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	-	-	-	4,980
Depreciation and amortisation expense	4,022	410	220	-	1,471	-	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non cash expenses other than depreciation and amortisation	144	-	-	-	-	-	144

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2004	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	299,877	56,208	17,234	373,319
Aggregated revenue	366,330	105,490	42,982	514,802
Segment assets	195,811	33,866	9,081	238,758

12 MONTHS TO 30 JUNE 2003	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	286,987	61,888	26,556	375,431
Aggregated revenue	341,099	106,719	26,556	474,374
Segment assets	181,209	23,684	5,768	210,661

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments (in Power and Water) and the development and commercialisation of technological innovation.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary segments are Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water.

Geographically, the consolidated entity operates in three predominant segments, Australia and New Zealand; Asia and the Middle East; and America. Outside of Australia, activities are predominantly in the Hydrocarbons segment.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

40 FINANCIAL INSTRUMENTS

(A) OFF-BALANCE SHEET DERIVATIVE INSTRUMENTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
SELL US DOLLARS	2004 $'000	2003 $'000	2004	2003
0 – 6 months	8,474	11,776	0.7314	0.5526
6 – 12 months	3,360	-	0.7005	-
Total sell US Dollars	11,834	11,776	0.7224	0.5526
SELL CANADIAN DOLLARS				
6 – 12 months	388	-	0.9488	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2004 $'000	2003 $'000
Unrealised gains	60	1,843
Less: Unrealised losses	(899)	-
Net unrealised (losses)/gains	(839)	1,843

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

AS AT 30 JUNE 2004	WEIGHTED AVERAGE INTEREST RATE (%)	FLOATING INTEREST RATE $'000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $'000	OVER 1 YEAR TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
FINANCIAL ASSETS							
Cash and deposits	5.25	24,139	-	-	-	-	24,139
Receivables		-	-	-	-	84,248	84,248
Other financial assets		-	-	-	-	2,796	2,796
Total financial assets		24,139	-	-	-	87,044	111,183
FINANCIAL LIABILITIES							
Bank overdrafts	8.75	7,189	-	-	-	-	7,189
Bank loans	6.42	-	3,000	-	-	-	3,000
Interest bearing liabilities	6.23	-	619	315	-	-	934
Trade and other creditors		-	-	-	-	44,234	44,234
Total financial liabilities		7,189	3,619	315	-	44,234	55,357
Net financial assets							55,826
AS AT 30 JUNE 2003							
FINANCIAL ASSETS							
Cash and deposits	4.75	35,428	-	-	-	-	35,428
Receivables		-	-	-	-	70,148	70,148
Other financial assets		-	-	-	-	120	120
Total financial assets		35,428	-	-	-	70,268	105,696
FINANCIAL LIABILITIES							
Bank overdrafts	8.50	2,605	-	-	-	-	2,605
Bank loans	6.42	-	419	-	-	-	419
Interest bearing liabilities	6.23	-	828	689	-	-	1,517
Trade and other creditors		-	-	-	-	45,125	45,125
Total financial liabilities		2,605	1,247	689	-	45,125	49,666
Net financial assets							56,030

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000
(D) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets as above	55,826	56,030
Non-financial assets and liabilities:		
Inventories	17,876	10,777
Property, plant and equipment	9,298	11,186
Other assets	100,401	84,845
Provisions	(26,914)	(33,300)
Other liabilities	(16,029)	(10,876)
Net assets per balance sheet	140,458	118,662

41 SUBSEQUENT EVENTS

Effective 1 July 2004, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

42 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Worley has commenced the transition of accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). Worley is required to prepare its first fully IFRS compliant financial report for the year ended 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect Worley on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Worley. At this stage the financial impact to the group has not been fully quantified.

Goodwill

Under AASB 3: "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the 12 months to 30 June 2004 was $1.7 million.

Impairment of Assets

Under AASB 136: "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible Assets

The Worley trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

Income Taxes

Under AASB 12: "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. Based on a carrying value of $30.3 million as at 30 June 2004, a deferred tax liability of $9.1 million would be recognised. This will not impact the statement of financial performance on transition date. It is not expected that there will be any further material impact as a result of the adoption of this standard.

Share Based Payments

Under AASB 2 "Share Based Payments", Worley is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Worley already applies the provisions of this Standard and it is not expected that there will be any further material impact on formal adoption.

Hedge Accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- Identified the type of hedge – fair value or cash flow
- Identify the hedged item or transaction
- Identify the nature of the risk being hedged
- Identify the hedging instrument
- Demonstrate that the hedge has and will continue to be highly effective
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Worley currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Worley Group Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the member of the Closed Group identified in Note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

John Schubert
Chairman
Sydney, 23 August 2004

John Grill
Director



The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

Independent audit report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Michael Elliott
Partner
Sydney
23 August 2004

CORPORATE INFORMATION

ACN 096 090 158

DIRECTORS

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7

116 Miller Street

North Sydney NSW 2060.

AUDITORS

Ernst & Young

BANKERS

HSBC Bank Australia Limited

LAWYERS

Freehills

Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited

Level 3, 60 Carrington Street

Sydney NSW 2000

Australia

Ph: 1300 855 080